Exhibit 99.1

 Consolidated Financial Statements

As of December 31, 2019 and 2018

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Consolidated Statements of Financial Position
II.	Consolidated Statements of Income
III.	Consolidated Statements of Other Comprehensive Income
IV.	Consolidated Statements of Changes in Equity
V.	Consolidated Statements of Cash Flows
VI.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2019 and 2018

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2019 and 2018

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2019	2018
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	2,392,166	880,081
Transactions in the course of collection	7	584,672	580,333
Financial assets held-for-trading	8	1,872,355	1,745,366
Investment under resale agreements	9	142,329	97,289
Derivative instruments	10	2,786,215	1,513,947
Loans and advances to banks	11	1,139,433	1,494,307
Loans to customers, net	12	29,334,052	27,307,223
Financial assets available-for-sale	13	1,357,846	1,043,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	50,758	44,561
Intangible assets	15	58,307	52,061
Property and equipment	16	220,262	215,872
Leased assets	16	150,665	—
Current tax assets	17	357	677
Deferred tax assets	17	320,948	277,922
Other assets	18	862,968	673,380
TOTAL ASSETS		41,273,333	35,926,459

LIABILITIES
Current accounts and other demand deposits	19	11,326,133	9,584,488
Transactions in the course of payment	7	352,121	335,575
Obligations under repurchase agreements	9	308,734	303,820
Savings accounts and time deposits	20	10,856,618	10,656,174
Derivative instruments	10	2,818,121	1,528,357
Borrowings from financial institutions	21	1,563,277	1,516,759
Debt issued	22	8,813,414	7,475,552
Other financial obligations	23	156,229	118,014
Lease liabilities	16	146,013	—
Current tax liabilities	17	76,289	20,924
Deferred tax liabilities	17	—	—
Provisions	24	684,663	670,119
Other liabilities	25	643,498	412,524
TOTAL LIABILITIES		37,745,110	32,622,306

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,272	617,597
Other comprehensive income		(56,601)	(39,222)
Retained earnings:
Retained earnings from previous years		170,171	17,481
Income for the year		593,008	594,872
Less:
Provision for minimum dividends		(300,461)	(305,409)
Subtotal		3,528,222	3,304,152
Non-controlling interests		1	1
TOTAL EQUITY		3,528,223	3,304,153
TOTAL LIABILITIES AND EQUITY		41,273,333	35,926,459

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2019 and 2018

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2019	2018
	Notes	MCh$	MCh$

Interest revenue	28	2,111,645	1,999,551
Interest expense	28	(742,270)	(679,640)
Net interest income		1,369,375	1,319,911

Income from fees and commissions	29	589,172	505,114
Expenses from fees and commissions	29	(131,870)	(145,159)
Net fees and commission income		457,302	359,955

Net financial operating income	30	116,409	139,856
Foreign exchange transactions, net	31	30,886	2,701
Other operating income	36	40,548	50,860
Total operating revenues		2,014,520	1,873,283

Provisions for loan losses	32	(347,274)	(281,410)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,667,246	1,591,873

Personnel expenses	33	(475,599)	(442,577)
Administrative expenses	34	(329,705)	(331,477)
Depreciation and amortization	35	(70,541)	(37,681)
Impairment	35	(2,555)	(334)
Other operating expenses	37	(32,604)	(35,655)

TOTAL OPERATING EXPENSES		(911,004)	(847,724)

NET OPERATING INCOME		756,242	744,149

Income attributable to associates	14	6,450	7,255
Income before income tax		762,692	751,404

Income tax	17	(169,683)	(156,531)

NET INCOME FOR THE YEAR		593,009	594,873
Attributable to:
Bank’s Owners	27	593,008	594.872
Non-controlling interests		1	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	5.87	5.89
Diluted net income per share	27	5.87	5.89

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2019 and 2018

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2019	2018
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		593,009	594,873

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	13,763	(11,787)
Net gains (losses) on derivatives held as cash flow hedges	10	(37,546)	(30,943)
Subtotal Other comprehensive income before income taxes		(23,783)	(42,730)

Income tax relating to the components of other comprehensive income that are reclassified in income for the year		6,404	11,548

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(17,379)	(31,182)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(247)	(127)

Subtotal other comprehensive income before income taxes		(247)	(127)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the year	17	66	35

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(181)	(92)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		575,449	563,599

Attributable to:
Bank’s Owners		575,448	563,598
Non-controlling interests		1	1

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019 and 2018

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous years	Income (losses) for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	(1)	(61,173)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Other comprehensive income:	27
Defined benefit plans adjustment, net		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Derivatives cash flow hedge		—	—	—	—	(30,943)	8,354	—	—	—	(22,589)	—	(22,589)
Valuation adjustment on available-for-sale instruments		—	—	—	(11,787)	—	3,194	—	—	—	(8,593)	—	(8,593)
Income for the year 2018	27	—	—	—	—	—	—	—	594,872	—	594,872	1	594,873
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(305,409)	(305,409)	—	(305,409)
Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits	27	—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	(1)	(50,903)
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Other comprehensive income:	27
Defined benefit plans adjustment, net		—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Derivatives cash flow hedge		—	—	—	—	(37,546)	10,138	—	—	—	(27,408)	—	(27,408)
Valuation adjustment on available-for-sale instruments	13	—	—	—	13,763	—	(3,734)	—	—	—	10,029	—	10,029
Income for the year 2019	27	—	—	—	—	—	—	—	593,008	—	593,008	1	593,009
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(300,461)	(300,461)	—	(300,461)
Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and 2018

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2019	2018
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		593,009	594,873
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	70,541	37,681
Impairment	35	2,555	334
Provision for loans and accounts receivable from customers and owed by banks	32	393,737	344,490
Provision of contingent loans	32	1,512	(2,501)
Fair value adjustment of financial assets held-for-trading		294	(663)
Changes in assets and liabilities by deferred taxes	17	(46,694)	(7,819)
(Gain) loss attributable to investments in companies with significant influence, net	14	(6,039)	(6,811)
(Gain) loss from sales of assets received in lieu of payment,net	36	(10,793)	(8,779)
(Gain) loss on sales of property and equipment, net	36 – 37	(90)	(3,632)
Charge-offs of assets received in lieu of payment	37	8,778	6,638
Other charges (credits) to income that do not represent cash flows		8,882	(3,901)
Net change in exchange rate, interest variation and fees accrued on assets and liabilities		146,774	45,048

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		354,308	(734,330)
(Increase) decrease in loans to customers		(2,343,162)	(2,687,964)
(Increase) decrease in financial assets held-for-trading, net		2,801	211,059
(Increase) decrease in other assets and liabilities		103,135	(162,604)
Increase (decrease) in current account and other demand deposits		1,738,840	668,521
Increase (decrease) in transactions from reverse repurchase agreements		1,711	98,570
Increase (decrease) in savings accounts and time deposits		184,946	579,827
Sale of assets received in lieu of payment or adjudicated		30,795	31,403
Total cash flows from operating activities		1,235,840	(1,000,560)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(302,427)	463,558
Payments for lease agreements	16	(29,374)	—
Net changes in leased assets	16	(1,725)	—
Purchases of property and equipment	16	(43,512)	(28,065)
Sales of property and equipment		92	3,640
Acquisition of intangible assets	15	(20,928)	(23,512)
Acquisition of investments in companies	14	(671)	(30)
Dividends received from investments in companies		963	855
Total cash flows from investing activities		(397,582)	416,446

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(3,268)	(4,388)
Issuance of bonds	22	2,625,176	2,157,587
Redemption of bonds		(1,546,572)	(1,436,232)
Dividends paid	27	(356,311)	(374,079)
Increase (decrease) in borrowings from foreign financial institutions		44,755	320,635
Increase (decrease) in other financial obligations		42,664	(8,753)
Increase (decrease) in other obligations with Central Bank of Chile		—	(1)
Other long-term borrowings		—	15
Payment of other long-term borrowings		(4,005)	(9,814)
Total cash flows from financing activities		802,439	644,970

TOTAL NET POSITIVE CASH FLOWS FOR THE YEAR		1,640,697	60,856

Effect of exchange rate changes		34,299	116,121

Cash and cash equivalents at beginning of year		2,256,375	2,079,398

Cash and cash equivalents at end of year	7	3,931,371	2,256,375

	2019	2018
	MCh$	MCh$
Operational Cash flow interest:
Interest received	2,010,563	1,881,766
Interest paid	(460,115)	(400,686)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the year ended December 31, 2019 were approved by the Directors on January 30, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

Legal dispositions

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

In accordance with the current legal framework, banks must use the accounting principles provided by the Commission and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the Commission, the latter shall prevail.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2019 and 2018 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 – “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued:

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2019	2018	2019	2018	2019	2018
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)	Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments in other companies that, for their characteristics, are defined like “Joint Ventures” are the following:

●	Artikos S.A.
●	Servipag Ltda.

(iii)	Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)	Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2019 and 2018 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(v)	Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

- The scope of their authority to make decisions about the investee.

- The rights held by third parties.

- The remuneration to which he is entitled under remuneration arrangements.

- Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2019 and 2018 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Income and the Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing Consolidated Financial Statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Provision for loan losses (Note No. 11. No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the year ended December 31, 2019 there have been no significant changes in the estimates made.

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Consolidated Statement of Financial Position and the Consolidated Statement of Other Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)	Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)	Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iii)	Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iv)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(vi)	Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants in a main market (or more advantageous) at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(vi)	Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)	Functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s Consolidated Financial Statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position. All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency, continued:

As of December 31, 2019, the Bank applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$751.88 US$1 (Ch$693.60 to US$1 in 2018).

The gain of Ch$30,886 million for net foreign exchange transactions, net (Ch$2,701 million in 2018) shown in the Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Business Segments:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(i)	Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)	Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation. Also includes investments in fixed income mutual funds, according to instructions of the CMF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair value. Accrued interest, gains or losses from their fair value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(k)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Investments under resale agreements”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also carries out operations under repurchase agreements as a form of financing. The investments that are sold under repurchase obligation and that serve as collateral for borrowings are classified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The obligation to repurchase the investment is classified in the liability as “Obligations under repurchase agreements”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2019 and 2018 it not exist operations corresponding to securities lending.

(l)	Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;
(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;
(b)	it is expected that the hedge will be highly effective;
(c)	the effectiveness of the hedge can be measured in a reasonable manner; and
(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method minus any impairment, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(ii)	Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Banking Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).
b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. v).

(v)	Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1	Normal Loans and Substandard Loans:

Normal loans: correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations, continued:

v.i.1	Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Also, in some cases, the credit risk of direct debtor can be replaced by credit quality from guarantor or surety. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Banking Accounting Standards Compendium.

The banks must use the following equation:

Provision debtor = (ESA-GE) x (PD debtor /100)x(LGD debtor /100)+GE x(PD guarantor/100)x(LGD guarantor/100)

Where:

ESA = Exposure subject to allowances

GE   = Guaranteed exposure

ESA = (Loans + Contingent Loans) – Financial Guarantees

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2	Non-complying Loans

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as debtors who are granted a loan to leave as normal debt an operation with more than 60 days overdue in their payment, those in which a forced restructuring of debts is necessary to avoid default and, in addition, any debtor debtors that has 90 days overdue or more in the payment of interest or principal of any credit.

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations, continued:

v.i.2	Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss = (TE – R) / TE

Allowance = TE x (AP/100)

Where:

TE    = total exposure

R      = recoverable amount based on estimates of collateral value and collection efforts

AP    = allowance percentage (based on the category in which the expected loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iii)	Standard method of provisions for Mortgage Loans

According to the established by the CMF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according past due and CMG
CMG	Concept	Past due days at the end-month
		0	1-29	30-59	60-89	Non – Complying Loans
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:
PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
Days of default of the operation at the month-end	Type of asset
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio, continued:

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 ), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
Days of default at the month-end	With collateral		Without collateral
	PTVG≤100%	PTVG>100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3.2
	60% < PTVG≤ 75%	20.3	12.8
	75% < PTVG ≤ 90%	32.2	20.3
	90% < PTVG	43.0	27.1
Without collateral		56.9	35.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio, continued:

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

For the purposes of calculating the PTVG, the assigned invoices in factoring operations nor the collaterals associated with the mortgage loans will not be considered, regardless of the conditions of its coverage clauses.

For the calculation of the PTVG ratio, the following considerations must be taken:

i. Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral's value of the covered product.

ii. Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the collaterals used in the PTVG ratio of numbers i) and ii) must be determined according to:

- The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.

- Possible situations that could be causing temporary increases in the values of the collaterals.

- Limitations on the amount of coverage established in their respective clauses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.v)	Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(vi)	Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs, continued:

(vi.i)	Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
b)	When the debt without executive title expires 90 days after it was recorded in asset.
c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.
d)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs, continued:

(vi.ii)	Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)	Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)	Renegotiations of charge-off transactions

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(n)	Investment instruments:

Investment instruments are classified into two categories: Investments to maturity and Instruments available for sale. The category of Investments to maturity includes only those instruments in which it have the capacity and intention to hold them until their expiration date. The other investment instruments are considered as available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity. When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2019 and 2018, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(o)	Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(p)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2019 and 2018 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(q)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Statement of Financial Position according to IAS 12 "Income Tax".

(r)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)	Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event and,

ii)	as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent loans in the complementary information:

i.	Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit. In addition it includes payment guarantees for purchases in factoring transactions.

ii.	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.	Documented guarantee with promissory notes.

v.	Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities, continued:

vii.	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Banking Accounting Standards Compendium of the CMF, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Accounting Standards Compendium of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(v)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(w)	Employee benefits, continued:

(iii)	Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (3.17% as of December 31, 2019 and 4.25% as of December 31, 2018).

The discount rate used corresponds to the rate of 10-year Chilean Central Bank Bonds in pesos (BCP).

Losses and gains caused by changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that must be recognized by the Bank.

(x)	Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2019 and 2018 there are no concepts to adjust.

(y)	Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(y)	Interest revenue and expense, continued:

Loans with individual evaluation:

•	Loans classified in categories C5 and C6: Accrual is suspended by the sole fact of being in the impaired portfolio.
•	Loans classified in categories C3 and C4: The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

•	Any credit, with the exception of those that have real guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statements of Income, and income will not be recognized for these items, unless they are actually received.

(z)	Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 "Revenue from contracts with customers".

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.
−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(z)	Fees and commissions, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for lines of credit and overdrafts: they are accrued in the period related to the granting of lines of credit and overdrafts in current account.
−	Commissions for guarantees and letters of credit: they are accrued in the period related to the granting of payment guarantees for real or contingent obligations of third parties.
−	Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards.
−	Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts.
−	Commissions for collections, collections and payments: correspond to collection, collection and payments services provided by the Bank.
−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
−	Remuneration for insurance commercialization: Income generated by the sale of insurance is included.
−	Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds.
−	Other commissions earned: Income generated by currency changes, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with strategic alliances, among others, are included.

Fees for commissions include:

−	Remuneration for card operations: commissions paid for the operation of credit and debit cards are included.
−	Inter-bank transactions: Corresponds to commissions paid to the automatic clearing house for transactions carried out.
−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.
−	Other commissions: commissions for collection, payments and other online services are included.

(aa)	Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

An impairment loss on a financial asset available-for-sale is calculated based on its fair value. In this case, the objective evidence includes a significant and prolonged decline, under the original investment cost in the fair value of the investment.

If there is evidence of impairment, any amount previously recognized in equity, net gains (losses) not recognized in the income statement, are removed from equity and recognized in the income statement for the year, presenting as net gains (losses) related to financial assets available-for-sale. This amount is determined as the difference between the acquisition cost (net of any repayment and amortization) and the current fair value of the asset, less any impairment loss on that investment that has been previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the incomes statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the incomes statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ab)	Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the statement of financial position as "Other assets" and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii) The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Income Statement based on the linear depreciation method from the start date and until the end of the lease term.

In accordance with the establish in the Circular No. 3,649 of the CMF, the monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 "Leases" the bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ac)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points ("Dolares-Premio"), which are granted based on the purchases made with Bank's credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(ae)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of December 31, 2019 and 2018 the additional provisions amounted Ch$213,252 million, which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(af)	Reclassifications:

There have not been significant reclassifications at the end of the year 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, this standard replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions in the Legal Form of a Lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires that lessor take into account most leases in a single balance model.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

This standard is applicable as of January 1, 2019. The Bank carried out an implementation process during the year 2018, which culminated with the application as of January 1, 2019, using the modified retrospective method, this means that a the initial application date of the right-of-use asset is equal to the financial liability, and additionally it was decided not to restate the balances of the previous year. (For additional information see notes Accounting Principles and Changes in Accounting Policies and Disclosures).

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments. This interpretation is effective for annual periods beginning on January 1, 2019.

The Administration has assessed that the implementation of this interpretation had no impact on the Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Accounting standards issued by the CMF.

Circular No. 3,645.

On January 11, 2019, the CMF introduced changes to the Compendium of Accounting Standards in order to apply the criteria defined in IFRS 16.

The main changes are for the valuation for the right to use of assets under lease being applied as a measurement after initial recognition, the cost methodology less accumulated depreciation / amortization and accumulated impairment.

In the statement of financial position are introduced the items "Leased assets" and "lease liabilities", which also modify the Notes "Fixed assets" and "Leased assets and lease liabilities".

Additionally, for the purposes of the first application of this standard, banks and their subsidiaries recorded the effect due to the first application of this standard in the equity item "Retained earnings from previous years".

On May 6, 2019, the CMF issued Circular No. 3,649, which defined the treatment of the lease agreements expressed in UF, establishing that the variation in the UF should be treated as a new measurement, and therefore the readjustments resulting in changes in lease payments must be recognized as a modification of the amount of the obligation and in parallel, the amount of the asset must be adjusted for the right to use leased assets for this purpose.

The application of these amendments was made jointly with the adoption of IFRS 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 3,638.

On July 6, 2018, the CMF published amendments to the standards contained in Chapter B-1 "Provisions for Credit Risk" of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The methods and risk factors considered are the following:

-	Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the present value of benefits (PVB) of the asset of the operation.

-	Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is enforceable.

-	Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the collateral is considered.

According to the CMF, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

On January 31, 2019, the CMF complemented these instructions with the publication of Circular No. 3,647, with the purpose of recognizing the mitigating effect of the credit risk represented by the transferor's responsibility in factoring operations, a particular factor is introduced for the component "Loss Given Default" (hereinafter "LGD") of the standard method for the commercial portfolio of group analysis, for factoring provisions.

The adoption of this standard in July 2019 did not have a material impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of December 31, 2019, are detailed below:

Accounting standards issued by IASB.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

-	It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

-	Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

-	Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

- IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, prior to the replacement of existing reference interest rates.

The date of application of these amendments is from January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,243.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Banking Accounting Standards Compendium (“CNCB”) for banks.

The changes seek to achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNCB correspond to:

1) Incorporation of IFRS 9 with the exception of the chapter on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio.

2) Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3) Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4) Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5) Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

6) Changes in the accounting plan of Chapter C-3 of the CNCB, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7) Modification of the criteria for the suspension of the recognition of interest income on an accrual basis, when any credit or one of its payments presents a default greater than 3 months (Chapter B-2 of the CNCB).

8) Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNCB.

The new standards will be applicable from January 1, 2021, with a transition date on January 1, 2020, for the comparative financial statements purposes that must be published as of March 2021. Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income on an accrual basis as provided in Chapter B-2, must be adopted no later than January 1, 2021. The effects of the application of the suspension rule of Interest and readjustments when any credit or one of its payments presents a default greater than 3 months will not have a significant impact on the Bank's results.

The Bank and its subsidiaries have prepared a work plan and allocated the necessary resources to address implementation of the modifications to the CNCB. The foregoing was with the purpose of complying with the new standards required for the preparation and presentation of the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

4.	Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of this Consolidated Financial Statements are consistent with those used in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of new regulations in force at 1 January 2019.

As of January 1, 2019, the Bank first adopted IFRS 16 Leases, for the purposes of the initial application, it was decided to recognize the cumulative effect on the date of initial adoption (January 1, 2019), not restating comparative information, accounting for a right-of-use asset for an amount equal to the lease liability for an amount of Ch$144,497 million (See Note No. 16 letter d)). This amount was determined according to the present value of the remaining lease payments, discounted using the Bank's incremental financing interest rate.

During the year ended December 31, 2019, no other significant accounting changes have occurred that affect the presentation of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

(a)	On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board became aware and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

(b)	On January 24, 2019 in the Ordinary Session No. 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3.52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

(c)	On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile, subject to the exceptions agreed upon by the parties.

The aforementioned Agreement included an initial payment on the date of the signing of the contracts, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

The subscription of the contracts referred in the Agreement was subject to the condition that the National Economic Prosecutor's Office approve the execution of all of them, for which purpose the parties have proceeded to notify the operation in accordance with Chapter IV of the Decree Law No. 211.

(d)	On March 14, 2019 in the Ordinary session No. 2,897, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year. For these purposes, the net distributable profit is defined as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year.

(e)	On March 28, 2019 at the Ordinary Shareholder’s Meeting, our shareholders approved the distribution of the dividend No. 207 of $3.52723589646 per share, to be charged to the net distributable income obtained during the fiscal year 2018. Also, the shareholders agreed to withhold of 30% of the distributable net profit for the year 2018.

Additionally, the shareholders approved the definite appointment of Mr. Julio Santiago Figueroa as Director of Banco de Chile, a position which he will hold until the next renewal of the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

(f)	On May 20, 2019, the subsidiary Banchile Corredores de Bolsa S.A. reported that in Ordinary Session held on May 17, 2019, the Board of Banchile Corredores de Bolsa S.A. appointed Mr. Fuad Jorge Muvdi Arenas as titular director.

(g)	On June 4, 2019, Banco de Chile reported that the condition established in of the Strategic Alliance Framework Agreement subscribed by Banco de Chile, its subsidiary Banchile Corredores de Seguros Limitada and the insurance companies Chubb Seguros Chile SA and Chubb Seguros de Vida Chile SA, had been met on January 28, 2019, and in order to comply with said agreement, the following contracts had been signed:

-	Contract of Exclusive Access to Distribution Channels between the Bank and the Companies;
-	Supply, Intermediation and Distribution of Insurance Contracts between Banchile and each of the Companies;
-	Trademark Use Agreement between the Bank and each of the Companies; and
-	Collection Contracts between the Bank and each of the Companies.

(h)	On June 10, 2019, Banco de Chile informed that on that date Mr. Rodrigo Manubens Moltedo submitted his resignation to the position of Deputy Director of Banco de Chile.

(i)	On June 27, 2019, Banco de Chile informed that in ordinary session, the Board of Directors appointed Mrs. Sandra Guazzotti as first substitute director, until the next Ordinary Shareholders' Meeting, replacing Mr. Rodrigo Manubens Moltedo.

(j)	On July 1, 2019, Banco de Chile reported the deceased of the Director of Banco de Chile, Mr. Gonzalo Menéndez Duque.

(k)	On July 8, 2019, the subsidiary Banchile Administradora General de Fondos S.A. informed that on July 5, 2019 Mr. Nicolás Luksic Puga submitted his resignation to the position of director of the Company.

(l)	On August 8, 2019, Banco de Chile informed that in ordinary session the Board of Directors appointed to Mr. Hernán Büchi Buc as Regular Director of the Board in replacement of Mr. Gonzalo Menéndez Duque until the next Ordinary Shareholders Meeting.

(m)	On November 28, 2019 and in Ordinary session, the Board of Directors appointedto Mr. Paul Fürst Gwinner as the second alternate director, replacing until the next Ordinary Meeting of Shareholders, to Mr. Thomas Fürst Freiwirth, who presented his resignation as director alternate.

(n)	On November 29, 2019, Banco de Chile reported that together with Citigroup Inc. they have agreed to extend the validity of the Cooperation Agreement and the Global Connectivity Contract, both entered into on October 22, 2015. In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2020 and until January 1, 2022, and the parties may agree before August 31, 2021, an extension for two years from January 1, 2022. In the event that this does not occur, the contracts will be extended only once for a period of one year from January 1, 2022 and until January 1, 2023. The same renewal procedure may be used in the future as many times as agreed by the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

Together with the above and on the same date, Banco de Chile and Citigroup Inc. signed an Amended and Restated Trademark License Agreement and an Amended and Restated Master Services Agreement, agreeing that their periods of validity will be the same as those established in the Contract of Cooperation referred to in the previous paragraph.

The Board of Directors of Banco de Chile, in session No. 2,912 of November 28, 2019, approved the extension and subscription of the aforementioned contracts, in the terms established in articles 146 and following of the Corporations Law.

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Banchile Securitizadora S.A.
- Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2019 and 2018, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the years ended December 31, 2019 and 2018 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	1,033,646	972,172	359,074	355,451	(19,246)	(2,415)	(7,651)	(8,994)	1,365,823	1,316,214	3,552	3,697	1,369,375	1,319,911
Net commissions income (loss)	270,064	184,545	48,097	45,905	(3,241)	(4,031)	153,330	145,704	468,250	372,123	(10,948)	(12,168)	457,302	359,955
Other operating income	34,854	43,288	61,505	59,376	45,105	63,931	53,931	33,341	195,395	199,936	(7,552)	(6,519)	187,843	193,417
Total operating revenue	1,338,564	1,200,005	468,676	460,732	22,618	57,485	199,610	170,051	2,029,468	1,888,273	(14,948)	(14,990)	2,014,520	1,873,283
Provision for loan losses	(333,156)	(287,569)	(14,052)	6,041	—	—	(66)	118	(347,274)	(281,410)	—	—	(347,274)	(281,410)
Depreciation and amortization	(58,725)	(29,571)	(5,885)	(5,008)	(85)	(91)	(5,846)	(3,011)	(70,541)	(37,681)	—	—	(70,541)	(37,681)
Other operating expenses	(587,212)	(561,513)	(151,660)	(152,921)	(5,040)	(4,693)	(111,499)	(105,906)	(855,411)	(825,033)	14,948	14,990	(840,463)	(810,043)
Income attributable to associates	3,957	4,220	1,669	2,173	331	400	493	462	6,450	7,255	—	—	6,450	7,255
Income before income taxes	363,428	325,572	298,748	311,017	17,824	53,101	82,692	61,714	762,692	751,404	—	—	762,692	751,404
Income taxes													(169,683)	(156,531)
Income after income taxes													593,009	594,873

The following table presents assets and liabilities of the years ended December 31, 2019 and 2018 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	18,139,505	16,425,483	10,766,374	10,591,702	11,426,849	8,093,850	964,695	925,440	41,297,423	36,036,475	(345,395)	(388,615)	40,952,028	35,647,860
Current and deferred taxes													321,305	278,599
Total assets													41,273,333	35,926,459

Liabilities	11,407,066	10,399,587	10,750,446	9,873,018	15,075,652	11,952,656	781,052	764,736	38,014,216	32,989,997	(345,395)	(388,615)	37,668,821	32,601,382
Current and deferred taxes													76,289	20,924
Total liabilities													37,745,110	32,622,306

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the year-end are detailed as follows:

	2019	2018
	MCh$	MCh$

Cash and due from banks:
Cash (*)	889,911	624,862
Deposit in Chilean Central Bank (*)	178,429	121,807
Deposits in other domestic banks	75,651	26,698
Deposits abroad	1,248,175	106,714
Subtotal - Cash and due from banks	2,392,166	880,081

Net transactions in the course of collection	232,551	244,758
Highly liquid financial instruments (**)	1,192,188	1,058,904
Repurchase agreements (**)	114,466	72,632
Total cash and cash equivalents	3,931,371	2,256,375

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchase contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2019	2018
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	222,261	210,743
Funds receivable	362,411	369,590
Subtotal - assets	584,672	580,333

Liabilities
Funds payable	(352,121)	(335,575)
Subtotal - liabilities	(352,121)	(335,575)
Net transactions in the course of settlement	232,551	244,758

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2019	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	16,490	24,906
Central Bank of Chile promissory notes	1,008,035	1,410,080
Other instruments issued by the Chilean Government and Central Bank	99,164	88,486

Other instruments issued in Chile
Bonds from other domestic companies	1,556	7,532
Bonds from domestic banks	55,094	20,186
Deposits in domestic banks	315,415	100,225
Other instruments issued in Chile	3,272	1,664

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	4,446

Mutual fund investments
Funds managed by related companies	373,329	87,841
Funds managed by third-party	—	—
Total	1,872,355	1,745,366

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$15,243 million as of December 31, 2019 (Ch$115,749 million as of December 31, 2018). Repurchase agreements had a 3 day average expiration at the end of year 2019 (2 days in December 2018).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$57,639 as of December 31, 2019 (Ch$34,456 million as of December 31, 2018).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$251,158 million as of December 31, 2019 (Ch$99,268 million as of December 31, 2018). The repurchase agreements have an average expiration of 7 days at the end of the year 2019 (10 days in December 2018).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$8,029 million as of December 31, 2019 (Ch$11,397 million as of December 31, 2018), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2019 and 2018, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184	—
Central Bank promissory notes	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other instruments issued by the Chilean Government and Central Bank	18,459	—	—	—	—	—	—	—	—	—	—	—	18,459	—
Subtotal	29,643	742	—	—	—	—	—	—	—	—	—	—	29,643	742
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	15,407	367	—	—	—	—	—	—	—	—	—	—	15,407	367
Deposits in domestic banks	—	2,053	—	—	—	—	—	—	—	—	—	—	—	2,053
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	57,007	70,334	29,393	16,918	10,879	6,875	—	—	—	—	—	—	97,279	94,127
Subtotal	72,414	72,754	29,393	16,918	10,879	6,875	—	—	—	—	—	—	112,686	96,547
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—		—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—		—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—		—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	102,057	73,496	29,393	16,918	10,879	6,875	—	—	—	—	—	—	142,329	97,289

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2019, the fair value of the instruments received amounts to Ch$142,370 million (Ch$95,316 million as of December, 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2019 and 2018, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	7,301	130,197	—	—	—	—	—	—	—	—	—	—	7,301	130,197
Central Bank promissory notes	9,067	—	—	—	—	—	—	—	—	—	—	—	9,067	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	16,368	130,197	—	—	—	—	—	—	—	—	—	—	16,368	130,197
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	280,696	162,167	8,583	1,448	—	5,210	—	—	—	—	—	—	289,279	168,825
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,647	4,798	—	—	1,440	—	—	—	—	—	—	—	3,087	4,798
Subtotal	282,343	166,965	8,583	1,448	1,440	5,210	—	—	—	—	—	—	292,366	173,623
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	298,711	297,162	8,583	1,448	1,440	5,210	—	—	—	—	—	—	308,734	303,820

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2019 amounts to Ch$305,593 million (Ch$298,708 million in December 2018). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2019 and 2018, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,166	—	—	8,166	—	2,547
Interest rate swap	—	—	—	6,806	—	79,511	86,317	32	6,739
Total derivatives held for hedging purposes	—	—	—	14,972	—	79,511	94,483	32	9,286

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443
Total derivatives held as cash flow hedges	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443

Trading derivatives
Currency forward	8,770,180	8,736,613	14,803,058	2,067,618	65,321	38,346	34,481,136	956,632	673,630
Interest rate swap	1,790,715	5,806,453	19,749,389	16,219,325	7,021,586	10,823,786	61,411,254	888,581	886,963
Interest rate swap and cross currency swap	414,717	858,732	3,849,108	5,679,500	3,569,635	4,204,064	18,575,756	873,371	1,210,061
Call currency options	22,620	47,513	96,988	11,293	—	—	178,414	4,961	1,529
Put currency options	19,583	36,024	92,524	10,541	—	—	158,672	1,076	2,209
Total trading derivatives	11,017,815	15,485,335	38,591,067	23,988,277	10,656,542	15,066,196	114,805,232	2,724,621	2,774,392

Total	11,017,815	15,518,517	38,591,067	24,195,896	10,791,354	15,966,948	116,081,597	2,786,215	2,818,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2018	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,012
Interest rate swap	—	—	10,555	—	16,078	200,321	226,954	1,116	3,152
Total derivatives held for hedging purposes	—	—	10,555	—	27,210	200,321	238,086	1,116	6,164

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818
Total derivatives held as cash flow hedges	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818

Trading derivatives
Currency forward	8,414,296	9,941,108	13,350,051	3,843,703	92,395	35,374	35,676,927	735,444	631,047
Interest rate swap	3,977,068	9,065,335	25,723,239	17,216,272	7,219,269	9,129,644	72,330,827	287,611	284,840
Interest rate swap and cross currency swap	227,185	369,509	1,983,836	4,366,801	3,339,946	3,695,613	13,982,890	450,519	570,033
Call currency options	16,988	71,243	131,175	9,769	—	—	229,175	4,839	2,921
Put currency options	16,141	62,809	103,834	9,769	—	—	192,553	120	1,534
Total trading derivatives	12,651,678	19,510,004	41,292,135	25,446,314	10,651,610	12,860,631	122,412,372	1,478,533	1,490,375

Total	12,651,678	19,652,049	41,516,208	25,583,166	10,841,847	13,542,967	123,787,915	1,513,947	1,528,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of December 31, 2019 and 2018:

	2019	2018
	MCh$	MCh$
Hedge element
Commercial loans	8,166	11,132
Corporate bonds	86,317	226,954

Hedge instrument
Cross currency swap	8,166	11,132
Interest rate swap	86,317	226,954

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,421)	(1,338)	(2,842)	(2,675)	(2,842)	(2,675)	(91,089)	(87,097)	(98,194)	(93,785)
Corporate Bond HKD	—	—	—	—	(12,829)	(66,378)	(25,627)	(21,601)	(91,034)	(83,608)	(320,604)	(263,206)	(450,094)	(434,793)
Corporate Bond PEN	—	—	(894)	—	(894)	—	(3,575)	—	(3,575)	—	(49,651)	—	(58,589)	—
Corporate Bond CHF	—	—	—	(89,256)	(798)	(125,993)	(1,597)	(1,450)	(90,095)	(82,552)	(116,765)	(106,050)	(209,255)	(405,301)
Corporate Bond USD	—	—	—	—	(1,600)	(1,476)	(3,200)	(2,952)	(3,200)	(2,952)	(43,994)	(42,060)	(51,994)	(49,440)
Obligation USD	(216)	(870)	(336)	(86)	(884)	(49,401)	(166,592)	(105,622)	—	—	—	—	(168,028)	(155,979)
Corporate Bond JPY	—	—	(34,638)	(49,362)	(2,121)	(1,072)	(38,596)	(33,487)	(3,482)	(32,882)	(193,625)	(71,830)	(272,462)	(188,633)
Corporate Bond AUD	—	—	(428)	—	(3,274)	—	(7,399)	—	(7,401)	—	(156,499)	—	(175,001)	—
Corporate Bond NOK	—	—	—	—	(2,341)	—	(4,682)	—	(4,682)	—	(75,919)	—	(87,624)	—

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,421	1,338	2,842	2,675	2,842	2,675	91,089	87,097	98,194	93,785
Cross Currency Swap HKD	—	—	—	—	12,829	66,378	25,627	21,601	91,034	83,608	320,604	263,206	450,094	434,793
Cross Currency Swap PEN	—	—	894	—	894	—	3,575	—	3,575	—	49,651	—	58,589	—
Cross Currency Swap CHF	—	—	—	89,256	798	125,993	1,597	1,450	90,095	82,552	116,765	106,050	209,255	405,301
Cross Currency Swap USD	—	—	—	—	1,600	1,476	3,200	2,952	3,200	2,952	43,994	42,060	51,994	49,440
Cross Currency Swap USD	216	870	336	86	884	49,401	166,592	105,622	—	—	—	—	168,028	155,979
Cross Currency Swap JPY	—	—	34,638	49,362	2,121	1,072	38,596	33,487	3,482	32,882	193,625	71,830	272,462	188,633
Cross Currency Swap AUD	—	—	428	—	3,274	—	7,399	—	7,401	—	156,499	—	175,001	—
Cross Currency Swap NOK	—	—	—	—	2,341	—	4,682	—	4,682	—	75,919	—	87,624	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	156	—	33,648	144,458	21,062	237,340	234,065	173,263	280,074	195,590	795,068	542,523	1,364,073	1,293,174

Hedge instrument
Outflows:
Cross Currency Swap HKD	(156)	—	—	—	(8,798)	(59,667)	(17,906)	(16,835)	(69,035)	(68,362)	(268,034)	(233,286)	(363,929)	(378,150)
Cross Currency Swap PEN	—	—	(47)	—	(48)	—	(188)	—	(189)	—	(31,223)	—	(31,695)	—
Cross Currency Swap JPY	—	—	(33,570)	(50,247)	(4,096)	(2,740)	(40,344)	(37,432)	(6,424)	(35,213)	(199,778)	(78,611)	(284,212)	(204,243)
Cross Currency Swap USD	—	—	—	—	(1,275)	(47,797)	(161,941)	(107,893)	(1,281)	(1,243)	(37,242)	(36,888)	(201,739)	(193,821)
Cross Currency Swap CHF	—	—	—	(94,211)	(3,858)	(125,325)	(7,653)	(7,482)	(197,107)	(87,164)	—	(108,488)	(208,618)	(422,670)
Cross Currency Swap EUR	—	—	—	—	(1,857)	(1,811)	(3,715)	(3,621)	(3,718)	(3,608)	(85,686)	(85,250)	(94,976)	(94,290)
Cross Currency Swap AUD	—	—	(31)	—	(521)	—	(1,103)	—	(1,104)	—	(108,622)	—	(111,381)	—
Cross Currency Swap NOK	—	—	—	—	(609)	—	(1,215)	—	(1,216)	—	(64,483)	—	(67,523)	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2019 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$37,546 million (charge to equity of Ch$30,943 million in December 2018). The net effect of taxes charge to equity amounts to Ch$27,408 million (net charge to equity of Ch$22,589 million equity during the years 2018).

The accumulated balance for this concept as of December 31, 2019 corresponds to a charge in equity amounted to Ch$81,040 million (charge to equity of Ch$43,494 million as of December 2018).

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$84,684 million credit to income during the year 2019 (Ch$85,659 million during the years 2018).

(c.5)	As of December 31, 2019 and 2018, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of December 31, 2019 and 2018, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

11.	Loans and advances to Banks:

(a)	As of December 31, 2019 and 2018, the balances presented in the item "Loans and advances to Banks" are as follows:

	2019	2018
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	150,007	100,023
Provisions for loans to domestic banks	(54)	(83)
Subtotal	149,953	99,940
Foreign Banks
Interbank loans commercial	289,337	239,797
Credits with third countries	8,934	41,872
Chilean exports trade loans	61,860	12,873
Provisions for loans to foreign banks	(704)	(1,006)
Subtotal	359,427	293,536
Central Bank of Chile
Central Bank deposits	630,053	1,100,306
Other Central Bank credits	—	525
Subtotal	630,053	1,100,831
Total	1,139,433	1,494,307

(b)	The changes in provisions of the credits owed by the banks, during the years 2019 and 2018, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2018	43	540	583
Provisions established	40	466	506
Provisions released	—	—	—
Balance as of December 31, 2018	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(29)	(302)	(331)
Balance as of December 31, 2019	54	704	758

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of December 31, 2019 and 2018, the portfolio of loans is composed as follows:

	2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,740,263	45,346	351,425	12,137,034	(118,440)	(125,082)	(243,522)	11,893,512
Foreign trade loans	1,407,782	4,111	19,312	1,431,205	(35,995)	(3,321)	(39,316)	1,391,889
Current account debtors	258,195	4,020	3,479	265,694	(3,683)	(4,181)	(7,864)	257,830
Factoring transactions	683,602	2,950	1,533	688,085	(10,642)	(1,171)	(11,813)	676,272
Student loans	54,203	—	1,993	56,196	—	(4,056)	(4,056)	52,140
Commercial lease transactions (1)	1,580,443	14,944	23,764	1,619,151	(5,770)	(7,825)	(13,595)	1,605,556
Other loans and accounts receivable	76,287	347	10,110	86,744	(2,412)	(5,195)	(7,607)	79,137
Subtotal	15,800,775	71,718	411,616	16,284,109	(176,942)	(150,831)	(327,773)	15,956,336
Mortgage loans
Letters of credit	13,720	—	1,034	14,754	—	(12)	(12)	14,742
Endorsable mortgage loans	31,469	—	882	32,351	—	(15)	(15)	32,336
Other residential lending	8,975,754	—	169,482	9,145,236	—	(27,795)	(27,795)	9,117,441
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,650	—	66	10,716	—	(225)	(225)	10,491
Subtotal	9,031,597	—	171,464	9,203,061	—	(28,047)	(28,047)	9,175,014
Consumer loans
Consumer loans in installments	2,778,721	—	260,839	3,039,560	—	(262,832)	(262,832)	2,776,728
Current account debtors	293,863	—	2,478	296,341	—	(14,740)	(14,740)	281,601
Credit card debtors	1,169,820	—	25,794	1,195,614	—	(51,581)	(51,581)	1,144,033
Consumer lease transactions (1)	69	—	—	69	—	(1)	(1)	68
Other loans and accounts receivable	13	—	703	716	—	(444)	(444)	272
Subtotal	4,242,486	—	289,814	4,532,300	—	(329,598)	(329,598)	4,202,702
Total	29,074,858	71,718	872,894	30,019,470	(176,942)	(508,476)	(685,418)	29,334,052

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2019 Ch$779,383 million correspond to finance leases for real estate and Ch$839,837 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,135,653	56,275	298,916	11,490,844	(104,382)	(100,310)	(204,692)	11,286,152
Foreign trade loans	1,290,718	7,619	14,012	1,312,349	(36,984)	(3,449)	(40,433)	1,271,916
Current account debtors	215,228	3,500	3,443	222,171	(3,723)	(9,067)	(12,790)	209,381
Factoring transactions	694,367	3,847	2,517	700,731	(11,289)	(1,901)	(13,190)	687,541
Student loans	50,230	—	1,667	51,897	—	(1,502)	(1,502)	50,395
Commercial lease transactions (1)	1,524,226	23,270	24,092	1,571,588	(5,283)	(3,947)	(9,230)	1,562,358
Other loans and accounts receivable	72,163	382	8,367	80,912	(1,543)	(6,579)	(8,122)	72,790
Subtotal	14,982,585	94,893	353,014	15,430,492	(163,204)	(126,755)	(289,959)	15,140,533
Mortgage loans
Letters of credit	19,820	—	1,552	21,372	—	(5)	(5)	21,367
Endorsable mortgage loans	40,790	—	1,474	42,264	—	(29)	(29)	42,235
Other residential lending	7,816,433	—	157,416	7,973,849	—	(26,245)	(26,245)	7,947,604
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,949	—	268	10,217	—	(167)	(167)	10,050
Subtotal	7,886,998	—	160,710	8,047,708	—	(26,446)	(26,446)	8,021,262
Consumer loans
Consumer loans in installments	2,711,285	—	246,207	2,957,492	—	(231,753)	(231,753)	2,725,739
Current account debtors	310,344	—	2,401	312,745	—	(13,870)	(13,870)	298,875
Credit card debtors	1,145,106	—	19,958	1,165,064	—	(44,579)	(44,579)	1,120,485
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	8	—	804	812	—	(492)	(492)	320
Subtotal	4,166,752	—	269,370	4,436,122	—	(290,694)	(290,694)	4,145,428
Total	27,036,335	94,893	783,094	27,914,322	(163,204)	(443,895)	(607,099)	27,307,223

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2018 Ch$758,772 million correspond to finance leases for real estate and Ch$812,825 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of December 31, 2019 and 2018, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,859,496	15,075,493	424,613	354,999	16,284,109	15,430,492	(176,942)	(163,204)	(150,831)	(126,755)	(327,773)	(289,959)	15,956,336	15,140,533
Mortgage loans	9,031,597	7,886,998	171,464	160,710	9,203,061	8,047,708	—	—	(28,047)	(26,446)	(28,047)	(26,446)	9,175,014	8,021,262
Consumer loans	4,242,486	4,166,752	289,814	269,370	4,532,300	4,436,122	—	—	(329,598)	(290,694)	(329,598)	(290,694)	4,202,702	4,145,428
Total	29,133,579	27,129,243	885,891	785,079	30,019,470	27,914,322	(176,942)	(163,204)	(508,476)	(443,895)	(685,418)	(607,099)	29,334,052	27,307,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the years 2019 and 2018, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2018	176,178	107,297	31,764	242,943	558,182
Charge-offs	(5,750)	(46,669)	(6,993)	(233,511)	(292,923)
Sales or transfers of credits	(2,144)	—	—	—	(2,144)
Allowances established	—	66,127	1,675	281,262	349,064
Allowances released	(5,080)	—	—	—	(5,080)
Balance as of December 31, 2018	163,204	126,755	26,446	290,694	607,099

Balance as of January 01, 2019	163,204	126,755	26,446	290,694	607,099
Charge-offs	(8,699)	(46,999)	(7,790)	(249,712)	(313,200)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	24,986	71,075	9,391	288,616	394,068
Allowances released	—	—	—	—	—
Balance as of December 31, 2019	176,942	150,831	28,047	329,598	685,418

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of December 31, 2019 and 2018, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e) and (f).

2.	As of December 31, 2019 and 2018, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	544,067	519,186	(58,871)	(60,216)	485,196	458,970
From 1 to 2 years	392,832	383,164	(42,302)	(44,066)	350,530	339,098
From 2 to 3 years	258,331	255,997	(27,329)	(28,740)	231,002	227,257
From 3 to 4 years	163,847	162,310	(18,361)	(19,471)	145,486	142,839
From 4 to 5 years	108,192	108,453	(13,242)	(13,992)	94,950	94,461
After 5 years	335,695	336,705	(30,313)	(33,666)	305,382	303,039
Total	1,802,964	1,765,815	(190,418)	(200,151)	1,612,546	1,565,664

(*)	The net balance receivable does not include past-due portfolio totaling Ch$6,674 million as of December 31, 2019 (Ch$5,933 million as of December 2018).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(d)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2019 and 2018 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2019	2018	2019	2018	2019		2018
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Financial Services	2,584,212	2,119,641	3,060	2,784	2,587,272	8.62	2,122,425	7.60
Services	2,264,966	2,107,146	436	348	2,265,402	7.55	2,107,494	7.55
Construction	2,141,500	1,751,219	—	—	2,141,500	7.13	1,751,219	6.27
Commerce	2,052,853	2,284,128	11,189	38,430	2,064,042	6.88	2,322,558	8.32
Manufacturing	1,624,099	1,544,090	—	34,613	1,624,099	5.41	1,578,703	5.66
Agriculture and livestock	1,622,206	1,581,701	—	—	1,622,206	5.40	1,581,701	5.67
Transportation and telecommunication	1,233,433	1,480,285	—	17,369	1,233,433	4.11	1,497,654	5.37
Mining	604,411	453,331	—	—	604,411	2.01	453,331	1.62
Electricity, gas and water	325,139	461,348	—	—	325,139	1.08	461,348	1.65
Fishing	140,647	156,444	—	—	140,647	0.47	156,444	0.56
Others	1,675,958	1,397,615	—	—	1,675,958	5.58	1,397,615	5.01
Subtotal	16,269,424	15,336,948	14,685	93,544	16,284,109	54.24	15,430,492	55.28
Residential mortgage loans	9,203,061	8,047,708	—	—	9,203,061	30.66	8,047,708	28.83
Consumer loans	4,532,300	4,436,122	—	—	4,532,300	15.10	4,436,122	15.89
Total	30,004,785	27,820,778	14,685	93,544	30,019,470	100.00	27,914,322	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Purchase of loan portfolio:

During the year ended December 31, 2019 the Bank has not acquired portfolio loans.

During the year 2018, the Bank acquired portfolio loans, whose nominal value amounted to Ch$36,919 million.

(f)	Sale or transfer of loans from the loan portfolio:

During the years 2019 and 2018 there have been operations of sale or transfer of of the loan portfolio according to the following:

	2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

	2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	22,277	(2,144)	21,876	1,743
Sale of written – off loans	—	—	—	—
Total	22,277	(2,144)	21,876	1,743

(*)	See Note No. 30.

(g)	Securitization of own assets:

During the years 2019 and 2018, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of December 31, 2019 and 2018, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2019			2018
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	76,358	—	76,358	135,145	—	135,145
Promissory notes issued by the Central Bank of Chile	16,466	—	16,466	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	16,238	—	16,238	29,077	—	29,077

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	122,291	—	122,291	92,491	—	92,491
Bonds from domestic banks	15,927	—	15,927	5,351	—	5,351
Deposits from domestic banks	1,020,842	—	1,020,842	559,108	—	559,108
Bonds from other Chilean companies	1,395	—	1,395	6,599	—	6,599
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	68,476	—	68,476	107,125	—	107,125

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	19,853	—	19,853	108,544	—	108,544
Total	1,357,846	—	1,357,846	1,043,440	—	1,043,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments sold under repurchase agreements with clients and financial institutions, totaling Ch$6,965 million as of December 2018. The repurchase agreements have an average maturity of 3 days as of December 2018. As of December 31, 2019, there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of December 31, 2019, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$3,827 million (accumulated unrealized losses of Ch$9,936 million in December 2018), recorded as an equity valuation adjustment.

During the years 2019 and 2018, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2019 and 2018 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each year are as fallow:

	2019	2018
	MCh$	MCh$

Unrealized (losses) gains	18,479	(11,387)
Realized losses (gains) reclassified to income	(4,716)	(400)
Subtotal	13,763	(11,787)
Income tax on other comprehensive income	(3,734)	3,194
Net effect in equity	10,029	(8,593)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$50,758 million as of December 31, 2019 (Ch$44,561 million as of December 31, 2018), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		2019	2018	2019	2018	2019	2018	2019	2018
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	82,667	69,358	21,973	18,468	3,505	3,262
Soc. Operadora de Tarjetas de Crédito Nexus S.A.(*)	Banco de Chile	29.63	25.81	17,675	16,805	5,238	4,557	5	735
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,174	17,978	3,985	3,680	390	582
Redbanc S.A.	Banco de Chile	38.13	38.13	9,221	8,356	3,549	3,219	330	325
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,464	5,592	2,184	1,894	294	305
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,470	11,952	1,538	1,474	59	56
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,811	4,161	1,359	1,129	231	204
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,290	6,106	958	944	29	58
Subtotal Associates				158,772	140,308	40,784	35,365	4,843	5,527

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	12,292	11,398	6,271	5,699	572	701
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,399	2,025	1,387	1,188	624	583
Subtotal Joint Ventures				14,691	13,423	7,658	6,887	1,196	1,284

Subtotal				173,463	153,731	48,442	42,252	6,039	6,811

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	353	376
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	48	57
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	10
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift) (**)	Banco de Chile					96	89	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,316	2,309	411	444
Total						50,758	44,561	6,450	7,255

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)	During the year 2019, Banco de Chile increased its percentage of ownership interest through the purchase of 159,152 shares.

(**)	In 2018, as a result of the reallocation of shares, Banco de Chile purchased 8 shares of the Company. With the above, the total number of shares equals 58 titles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(a)	Associates:

	2019
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	5,087	6,019	9,586	113	7,047	1,118,388	54,120	2,504	1,202,864
Non-current assets	3,463	1,353	21,561	4,961	16,366	99,060	592	12,648	160,004
Total Assets	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	15,152	1,362,868

Current liabilities	1,947	769	7,951	263	7,688	1,130,800	34,234	2,659	1,186,311
Non-current liabilities	139	313	5,521	—	6,504	3,981	1,304	23	17,785
Total Liabilities	2,086	1,082	13,472	263	14,192	1,134,781	35,538	2,682	1,204,096
Equity	6,464	6,290	17,675	4,811	9,221	82,667	19,174	12,470	158,772
Minority interest	—	—	—	—	—	—	—	—	—
Total Liabilities and Equity	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	15,152	1,362,868

Operating income	3,384	3,386	49,944	15	38,024	222,912	3,707	46	321,418
Operating expenses	(2,229)	(3,348)	(49,699)	(57)	(36,693)	(133,128)	(2,224)	(616)	(227,994)
Other income (expenses)	(13)	159	(304)	903	(195)	(72,143)	979	1,067	(69,547)
Gain before tax	1,142	197	(59)	861	1,136	17,641	2,462	497	23,877
Income tax	(261)	(4)	75	—	(270)	(4,239)	(514)	(20)	(5,233)
Gain for the year	881	193	16	861	866	13,402	1,948	477	18,644

	2018
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	3,088	5,871	12,918	153	6,084	818,587	55,406	18,842	920,949
Non-current assets	3,985	857	22,221	4,239	14,741	85,971	412	6,431	138,857
Total Assets	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Current liabilities	1,321	622	14,179	231	9,907	833,788	36,676	10,111	906,835
Non-current liabilities	160	—	4,155	—	2,562	1,412	1,164	3,201	12,654
Total Liabilities	1,481	622	18,334	231	12,469	835,200	37,840	13,312	919,489
Equity	5,592	6,106	16,805	4,161	8,356	69,358	17,978	11,952	140,308
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Operating income	3,214	3,302	50,319	1	35,314	191,568	3,435	6,254	293,407
Operating expenses	(2,005)	(3,016)	(46,426)	(35)	(33,895)	(177,440)	(2,615)	(5,567)	(270,999)
Other income (expenses)	(25)	177	(173)	796	(260)	2,380	2,982	59	5,936
Gain before tax	1,184	463	3,720	762	1,159	16,508	3,802	746	28,344
Income tax	(268)	(79)	(870)	—	(308)	(4,038)	(894)	(292)	(6,749)
Gain for the year	916	384	2,850	762	851	12,470	2,908	454	21,595

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in the jointly controlled entities Artikos S.A. and Servipag Ltda. Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Current assets	1,701	1,397	74,748	59,142
Non-current assets	1,944	1,503	18,005	15,371
Total Assets	3,645	2,900	92,753	74,513

Current liabilities	1,083	875	74,745	57,847
Non-current liabilities	163	—	5,716	5,268
Total Liabilities	1,246	875	80,461	63,115
Equity	2,399	2,025	12,292	11,398
Total Liabilities and Equity	3,645	2,900	92,753	74,513

Operating income	3,643	3,544	43,259	42,679
Operating expenses	(2,452)	(2,519)	(41,708)	(40,318)
Other income (expenses)	11	12	(315)	(339)
Gain before tax	1,202	1,037	1,236	2,022
Income tax	46	130	(343)	(621)
Gain for the year	1,248	1,167	893	1,401

(d)	The change of investments in companies registered under the equity method in the years of 2019 and 2018, are as follows:

	2019	2018
	MCh$	MCh$

Initial book value	42,252	35,771
Acquisition of investments in companies	671	—
Participation on income in companies with significant influence and joint control	6,039	6,811
Dividends receivable	—	—
Dividends Minimum	—	136
Dividends received	(552)	(411)
Others	32	(55)
Total	48,442	42,252

(e)	During the year ended as of December 31, 2019 and 2018 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of December 31, 2019 and 2018 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	163,485	144,942	(105,178)	(92,881)	58,307	52,061
Total					163,485	144,942	(105,178)	(92,881)	58,307	52,061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of December 31, 2019 and 2018 are as follows:

	Software or computer programs
	2019	2018
	MCh$	MCh$
Gross Balance
Balance as of January 1,	144,942	122,454
Acquisition	20,928	23,512
Disposals/ write-downs	(1,759)	(1,024)
Reclassification	(276)	—
Impairment (*)	(350)	—
Total	163,485	144,942

Accumulated Amortization
Balance as of January 1,	(92,881)	(83,409)
Amortization for the year (*)	(12,875)	(10,496)
Disposals/ write-downs	316	1,024
Reclassification	262	—
Total	(105,178)	(92,881)

Balance as of December 31,	58,307	52,061

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of December 31, 2019 and 2018, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	2019	2018
	MCh$	MCh$
Software and licenses	7,151	11,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of December 31, 2019 and 2018 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	21	301,619	320,585	(136,394)	(150,099)	165,225	170,486
Equipment	5	5	4	3	207,605	183,220	(162,560)	(148,455)	45,045	34,765
Others	7	7	4	4	55,519	53,500	(45,527)	(42,879)	9,992	10,621
Total					564,743	557,305	(344,481)	(341,433)	220,262	215,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of December 31, 2019 and 2018 are as follows:

	2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Disposals/write-downs/Sales	(5,437)	(3,115)	(762)	(9,314)
Impairment losses (*) (***)	(430)	(581)	(58)	(1,069)
Total	301,619	207,605	55,519	564,743

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (*) (**)	(8,613)	(16,819)	(3,403)	(28,835)
Sales and disposals of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Total	(136,394)	(162,560)	(45,527)	(344,481)
Balance as of December 31, 2019	165,225	45,045	9,992	220,262

	2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Reclassification	—	—	—	—
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/Sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment losses (*)	(287)	(6)	(41)	(334)
Total	320,585	183,220	53,500	557,305

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (*) (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Total	(150,099)	(148,455)	(42,879)	(341,433)
Balance as of December 31, 2018	170,486	34,765	10,621	215,872

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$359 million (Ch$368 million as of December 2018).

(***)	This amount does not include charge-offs provision of Property and Equipment of Ch$949 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2019 is as follows:

	Gross Balance	Accumulated Depreciation	Net Balance
Categories	MCh$	MCh$	MCh$

Buildings	130,853	(18,722)	112,131
Floor space for ATMs	41,960	(9,091)	32,869
Improvements to leased properties	27,254	(21,589)	5,665
Total	200,067	(49,402)	150,665

(d)	The changes of the rights over leased assets as of December 31, 2019 is as follows:

	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs (*)	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year (*)	(18,722)	(9,091)	(659)	(28,472)
Write-downs (*)	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(e)	The following are the future maturities of the lease liabilities as of December 31, 2019:

	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the year of obligations under capitalized leases and year flows are as follows:

Total cash flow for the year
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	24,431
Interest expenses	2,574
Payments of capital and interests	(29,374)
Others	3,885
Balances as of December 31, 2019	146,013

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2019 correspond to Ch$8,611 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2019 and 2018, according to the following detail:

	2019	2018
	MCh$	MCh$

Income tax	222,266	150,798
Less:
Monthly prepaid taxes	(143,200)	(126,917)
Credit for training expenses	(1,900)	(2,224)
Others	(1,234)	(1,410)
Total	75,932	20,247

Tax rate	27%	27%

	2019	2018
	MCh$	MCh$

Current tax assets	357	677
Current tax liabilities	(76,289)	(20,924)
Total tax payable, net	(75,932)	(20,247)

(b)	Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2019 and 2018, broken down as follows:

	2019	2018
	MCh$	MCh$
Income tax expense:
Current year tax	232,404	159,153
Tax Previous year	(16,348)	2,574
Subtotal	216,056	161,727
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(46,694)	(7,819)
Subtotal	(46,694)	(7,819)
Others	321	2,623
Net charge to income for income taxes	169,683	156,531

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2019 and 2018:

	2019		2018
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	205,927	27.00	202,879
Additions or deductions	(1.27)	(9,650)	(0.37)	(2,792)
Subordinated debt (*)	—	—	(3.26)	(24,515)
Price-level restatement	(3.93)	(29,962)	(3.87)	(29,102)
Other	0.44	3,368	1.34	10,061
Effective rate and income tax expense	22.24	169,683	20.84	156,531

(*) The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year 2018, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the year 2019 is 22.24% (20.84% in December 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2018	Income	Equity	Balances as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	206,197	14,882	—	221,079
Personnel provisions	12,994	3,720	—	16,714
Staff vacations	7,241	203	—	7,444
Accrued interests adjustments from impaired loans	3,232	442	—	3,674
Staff severance indemnities provision	600	(59)	66	607
Provision of credit cards expenses	9,813	(1,592)	—	8,221
Provision of accrued expenses	13,155	(2,591)	—	10,564
Adjustment for valuation of financial assets available-for-sale	2,695	—	(2,695)	—
Leasing	42,988	(1,196)	—	41,792
Incomes received in advance	—	32,170	—	32,170
Other adjustments	12,392	3,093	—	15,485
Total Debit Differences	311,307	49,072	(2,629)	357,750

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,990	534	—	15,524
Adjustment for valuation of financial assets available-for-sale	—	—	1,039	1,039
Transitory assets	4,359	2,815	—	7,174
Loans accrued to effective rate	1,569	(183)	—	1,386
Prepaid expenses	6,699	(3,365)	—	3,334
Other adjustments	5,768	2,577	—	8,345
Total Credit Differences	33,385	2,378	1,039	36,802

Deferred, Net	277,922	46,694	(3,668)	320,948

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

	2019
			Tax value assets
(e.1) Loans to customers as of December 31, 2019	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,139,433	1,140,190	—	—	—
Commercial loans	13,725,346	14,308,651	47,451	76,814	124,265
Consumer loans	4,202,634	5,016,666	820	29,643	30,463
Residential mortgage loans	9,175,014	9,200,565	10,041	155	10,196
Total	28,242,427	29,666,072	58,312	106,612	164,924

	2018
			Tax value assets
(e.1) Loans to customers as of December 31, 2018	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,494,307	1,495,395	—	—	—
Commercial loans	13,018,976	13,519,191	21,584	59,773	81,357
Consumer loans	4,145,419	4,850,068	731	24,424	25,155
Residential mortgage loans	8,021,262	8,047,078	8,818	210	9,028
Total	26,679,964	27,911,732	31,133	84,407	115,540

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

	2019
(e.2) Provisions on past-due loans	Balance as of January 1, 2019	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	59,773	(44,925)	165,500	(103,534)	76,814
Consumer loans	24,424	(247,314)	274,262	(21,729)	29,643
Residential mortgage loans	210	(4,078)	30,251	(26,228)	155
Total	84,407	(296,317)	470,013	(151,491)	106,612

	2018
(e.2) Provisions on past-due loans	Balance as of January 1, 2018	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	52,169	(40,576)	93,336	(45,156)	59,773
Consumer loans	24,024	(230,382)	259,589	(28,807)	24,424
Residential mortgage loans	211	(2,660)	13,067	(10,408)	210
Total	76,404	(273,618)	365,992	(84,371)	84,407

(e.3) Charge-offs and recoveries	2019	2018
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	11,432	12,914
Write-offs resulting in provisions released	314	711
Recovery or renegotiation of written-off loans	47,975	60,579

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2019	2018
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	314	711

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each year, the item is composed as follows:

	2019	2018
	MCh$	MCh$

Assets held for leasing (*)	139,389	101,848

Assets received or awarded as payment (**)
Assets awarded at judicial sale	10,967	14,171
Assets received in lieu of payment	1,556	3,623
Provision for assets received in lieu of payment or awarded	(188)	(806)
Subtotal	12,335	16,988

Other Assets
Deposits by derivatives margin	475,852	336,548
Other accounts and notes receivable	44,671	29,080
Trading and brokerage (***)	40,911	28,478
Prepaid expenses	34,934	37,394
Recoverable income taxes	33,136	44,665
Servipag available funds	17,923	13,991
Commissions receivable	14,191	12,155
Investment properties	13,190	13,938
VAT receivable	11,831	15,021
Accounts receivable for sale of assets received in lieu of payment	2,184	4,816
Pending transactions	2,021	2,070
Rental guarantees	1,957	1,895
Assets recovered from leasing for sale	871	1,064
Materials and supplies	672	745
Others	16,900	12,684
Subtotal	711,244	554,544
Total	862,968	673,380

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0341% (0.0877% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the 2019 and 2018 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2018	818
Provisions used	(2,781)
Provisions established	2,769
Provisions released	—
Balance as of December 31, 2018	806
Provisions used	(2,159)
Provisions established	1,541
Provisions released	—
Balance as of December 31, 2019	188

19.	Current accounts and Other Demand Deposits:

As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Current accounts	8,951,527	7,725,465
Other demand deposits	1,662,950	1,143,414
Other deposits and sight accounts	711,656	715,609
Total	11,326,133	9,584,488

20.	Savings accounts and Time Deposits:

As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Time deposits	10,537,614	10,343,922
Term savings accounts	239,850	224,303
Other term balances payable	79,154	87,949
Total	10,856,618	10,656,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

(a)	As of December 31, 2019 and 2018, borrowings from financial institutions are detailed as follows:

	2019	2018
	MCh$	MCh$

Domestic banks
Banco do Brasil	3,900	7,001
Banco Santander	2,314	—
Banco Security	—	374
Subtotal domestic banks	6,214	7,375

Foreign banks
Foreign trade financing
Citibank N.A.	285,974	212,329
Bank of New York Mellon	224,812	152,828
Sumitomo Mitsui Banking	213,534	196,571
Bank of America	194,704	210,279
Wells Fargo Bank	139,845	225,087
The Bank of Nova Scotia	133,539	122,080
Zürcher Kantonalbank	78,872	55,621
Standard Chartered Bank	70,128	296
JP Morgan Chase Bank	60,150	62,557
Toronto Dominion Bank	22,556	84,056
ING Bank	10,987	—
Commerzbank AG	2,201	1,084
Mizuho Bank Ltd.	—	63,651
Others	89	24

Borrowings and other obligations
Wells Fargo Bank	113,377	104,637
Citibank N.A.	6,198	15,940
ING Bank NV	88	—
Deutsche Bank AG	—	161
Standard Chartered Bank	—	1,612
Bank of America	—	486
Others	9	85
Subtotal foreign banks	1,557,063	1,509,384

Chilean Central Bank	—	—

Total	1,563,277	1,516,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Mortgage bonds	10,898	16,368
Bonds	7,912,621	6,772,990
Subordinated bonds	889,895	686,194
Total	8,813,414	7,475,552

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$940,720 million and Ch$1,216,867 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bank of America	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal others currency		132,441
Total as of December 31, 2018		1,216,867

During the year ended December 31, 2018, there were no subordinated bonds, issued.

During the year ended as of December 31, 2019 and 2018, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Other Chilean obligations	138,575	95,912
Public sector obligations	17,654	22,102
Total	156,229	118,014

24.	Provisions:

(a)	As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Provisions for minimum dividends (*)	300,461	305,409
Provisions for personnel benefits and payroll expenses	109,075	92,579
Provisions for contingent loan risks	57,042	55,530
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	4,332	2,881
Other provisions for contingencies	501	468
Total	684,663	670,119

(*)	See Note No. 27 letter (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the years 2019 and 2018:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	305,409	72,946	—	—	3	378,358
Provisions used	(312,907)	(66,995)	—	—	(19,347)	(399,249)
Provisions released	—	—	(2,501)	—	(2,357)	(4,858)
Balances as of December 31, 2018	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	300,461	93,358	1,512	—	1,484	396,815
Provisions used	(305,409)	(76,862)	—	—	—	(382,271)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2019	300,461	109,075	57,042	213,252	4,833	684,663

(c)	Provisions for personnel benefits and payroll:

	2019	2018
	MCh$	MCh$

Provisions for performance bonuses	51,051	47,797
Staff accrued vacation provision	27,609	26,855
Staff severance indemnities	7,566	7,754
Other personnel benefits provision	22,849	10,173
Total	109,075	92,579

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	2019	2018
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,754	7,676
Increase (Decrease) in provision	323	550
Benefit paid	(758)	(599)
Effect of change in actuarial factors	247	127
Total	7,566	7,754

(ii)	Net benefits expenses:

	2019	2018
	MCh$	MCh$

(Decrease) Increase in provisions	101	250
Interest cost of benefits obligations	222	300
Effect of change in actuarial factors	247	127
Net benefit expenses	570	677

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	December 31, 2019	December 31, 2018
	%	%

Discount rate	3.17	4.25
Salary increase rate	4.42	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	2019	2018
	MCh$	MCh$

Balances as of January 1	47,797	43,372
Net provisions established	45,792	40,058
Provisions used	(42,538)	(35,633)
Total	51,051	47,797

(f)	Changes in staff accrued vacation provision:

	2019	2018
	MCh$	MCh$

Balances as of January 1	26,855	25,159
Net provisions established	7,257	7,529
Provisions used	(6,503)	(5,833)
Total	27,609	26,855

(g)	Employee benefits share-based provision:

As of December 31, 2019 and 2018, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of December 31, 2019, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$57,042 million (Ch$55,530 million in December 2018). See Note No. 26 letter (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

As of December 31, 2019 and 2018, this item is composed as follows:

	2019	2018
	MCh$	MCh$

Accounts and notes payable	231,465	176,826
Income received in advance (*)	125,418	5,743
Dividends payable	1,443	1,079

Other liabilities
Securities unliquidated	134,253	106,071
Documents intermediated (**)	80,190	53,492
Cobranding	30,186	36,081
VAT debit	16,354	13,719
Outstanding transactions	1,157	992
Insurance payments	792	616
Others	22,240	17,905
Total	643,498	412,524

(*)	In relation to the Strategic Alliance Framework Agreement disclosed in Note No. 5 letter c), on June 4, 2019, Banco Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	2019	2018
	MCh$	MCh$
Contingent loans
Guarantees and sureties	280,838	341,676
Confirmed foreign letters of credit	94,673	56,764
Issued letters of credit	316,916	388,396
Bank guarantees	2,283,390	2,232,682
Freely disposition credit lines	7,870,260	7,769,325
Other credit commitments	155,163	46,561

Transactions on behalf of third parties
Documents in collections	144,043	160,367
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,418	27,334
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	73,140	103,319
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,677,353	2,089,079
Securities held in safe custody in other entities	18,719,297	18,624,962
Total	32,621,491	31,840,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2019 the Bank maintain provisions for judicial contingencies amounting to Ch$237 million (Ch$204 million as of December 2018), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2019
	2020	2021	2022	2023	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	120	117	—	—	237

(b.2)	Contingencies for significant lawsuits in courts:

As of December 31, 2019 and 2018 there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,090,000, maturing January 10, 2020 (UF 2,977,300, maturing on January 10, 2019 as of December 2018). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 755,800.

As of December 31, 2019 and 2018 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Chilean Commission for the Financial Market (CMF) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 401,800, with maturity on January 10, 2020.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2019	2018
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	85,302	59,074
Electronic Chilean Securities Exchange, Stock Exchange	6,843	17,223

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	7,985	5,976
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	382	—
Total	100,512	82,273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee N°9571-2 corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2020.

It also provided a bank guarantee No. 350329-3 in the amount of UF 251,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2020.

It has been constituted the bank guarantee No. 9887-5 corresponding to UF 500, to ensure the seriousness of the offer presented in the fixed income tender process. Beneficiary: Mutual de Seguridad of the Chilean Chamber of Construction, valid until March 30, 2020.

It has been constituted the bank guarantee No. 9988-3 corresponding to UF 500, to ensure the seriousness of the offer presented in the variable income tender process. Beneficiary: Mutual de Seguridad of the Chilean Chamber of Construction, valid until March 30, 2020.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2019 the entity maintains two insurance policies with effect from April 15, 2019 to April 14, 2020 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2019	2018
	MCh$	MCh$

Freely disposition credit lines	31,121	29,255
Bank guarantees provision	22,268	22,806
Guarantees and sureties provision	3,156	2,891
Letters of credit provision	440	494
Other credit commitments	57	84
Total	57,042	55,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of December 31, 2019, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2018), with no par value, subscribed and fully paid.

	As of December 31, 2019
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,708,422,261	5.651%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Itaú Corpbanca (on behalf foreign investors)	4,458,337,344	4.413%
Banco Santander (on behalf foreign investors)	4,310,744,955	4.267%
Banco de Chile on behalf third parties	3,635,074,988	3.598%
Ever 1 BAE SPA	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
JP Morgan Chase Bank	1,388,915,908	1.375%
Larraín Vial S.A. Corredora de Bolsa	1,311,456,827	1.298%
Inversiones Avenida Borgoño Limitada	1,190,565,316	1.179%
Banco de Chile on behalf Citibank Nueva York	755,440,788	0.748%
Valores Security S.A. Corredores de Bolsa	609,333,678	0.603%
BCI Corredores de Bolsa S.A.	575,904,925	0.570%
Santander S.A. Corredores de Bolsa Limitada	545,861,161	0.540%
Inversiones CDP Limitada	487,744,912	0.483%
A.F.P Habitat S.A. for Type A Fund	413,318,522	0.409%
BICE Inversiones Corredores de Bolsa S.A.	393,920,005	0.390%
A.F.P Habitat S.A. for Type C Pension Fund	381,039,562	0.377%
Subtotal	83,935,039,496	83.090%
Others shareholders	17,082,041,618	16.910%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2018
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.306%
LQ Inversiones Financieras S.A.	27,460,203,382	27.184%
Sociedad Matriz del Banco de Chile S.A.	12,138,573,251	12.016%
Banco Santander (on behalf foreign investors)	3,439,864,114	3.405%
Banchile Corredores de Bolsa S.A.	3,159,186,953	3.127%
Banco Itaú Corpbanca (on behalf foreign investors)	2,924,345,509	2.895%
Banco de Chile on behalf third parties	2,460,416,617	2.436%
Ever 1 BAE SPA	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
A.F.P. Habitat S.A.	1,551,740,366	1.536%
JP Morgan Chase Bank	1,418,927,508	1.405%
A.F.P. Provida S.A.	1,173,558,237	1.162%
A.F.P. Cuprum S.A.	1,011,413,383	1.001%
A.F.P. Capital S.A.	757,283,486	0.750%
Inversiones Avenida Borgoño Limitada	617,644,066	0.611%
Inversiones CDP limitada	487,744,912	0.483%
Larraín Vial S.A. Corredora de Bolsa	444,107,165	0.440%
Santander S.A. Corredores de Bolsa Limitada	407,981,210	0.404%
BCI Corredores de Bolsa S.A.	331,846,694	0.329%
Subtotal	94,477,219,643	93.526%
Others shareholders	6,539,861,471	6.474%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2017 to December 31, 2019:

Total
Ordinary Shares

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning – Issue fully paid-in shares	1,572,948,922

Total shares as of December 31, 2018	101,017,081,114

Total shares as of December 31, 2019	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounted to Ch$356,311million.

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 of Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounted to Ch$374,079 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

In 2019, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit generated during the course of the year, being understood as net distributable profit as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year. This, maintains the criteria adopted at the Extraordinary Shareholders' Meeting held on March 25, 2010, which agreed the withholding of the equivalent to change in the CPI of the paid-in capital and reserves, which was materialized with a transitory article of the bylaws with effect until the payment of the subordinated obligation made on April 30, 2019.

As indicated above, the retained earnings for the year ended December 31, 2018 in March 2019 amounted to Ch$85,856 million (the retained earnings for the year ended December 31, 2017 in March 2018 amounted to Ch$54,501 million).

The amount of net distributable profit as of December 31, 2019 amounted to Ch$500,768 million (Ch$509,015 million as of December 31, 2018). In accordance with the foregoing, the Bank recorded a provision for minimum dividends under "Provisions" as of December 31 for an amount of Ch$300,461 million (Ch$305,409 million in December 2018), reflecting as a counterpart a capital reduction for the same amount in the item "Retained earnings".

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of December 31, 2019 and 2018 were determined as follows:

	2019	2018
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	593,008	594,872
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	5.87	5.89

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	593,008	594,872
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	5.87	5.89

As of December 31, 2019 and 2018, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the year 2019 it was made a charge to equity for Ch$37,546 million (charge to equity of Ch$30,943 million during the year 2018). The income tax effect presented a credit to equity of Ch$10,138 million (credit of Ch$8,354 million in December 2018).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the year 2019, it was made a credit to equity for Ch$13,763 million (charge of Ch$11,787 million during the year 2018). The deferred tax effect meant a charge to equity of Ch$3,734 million (credit to equity of Ch$3,194 million in December 2018).

(f)	Retained earnings from previous years:

During the year 2019, the Ordinary Shareholders Meeting of Banco de Chile approved the withholding of 30% of the distributable liquid profit corresponding to the 2018 fiscal year equivalent to Ch$152,705 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	2019				2018
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	736,474	159,145	12,413	908,032	694,710	151,987	4,143	850,840
Consumer loans	626,670	1,628	9,906	638,204	602,627	1,841	8,827	613,295
Residential mortgage loans	296,832	229,815	6,061	532,708	283,066	214,620	5,010	502,696
Financial investment	37,441	7,442	—	44,883	40,195	12,270	—	52,465
Repurchase agreements	2,480	—	—	2,480	2,767	—	—	2,767
Loans to banks	27,457	—	—	27,457	24,138	—	—	24,138
Other interest and indexation revenue	15,378	2,377	—	17,755	9,335	2,575	—	11,910
Total	1,742,732	400,407	28,380	2,171,519	1,656,838	383,293	17,980	2,058,111

The amount of interest recognized on a received basis for impaired portfolio in 2019 amounts to Ch$4,415 million (Ch$5,113 million in December 2018).

(b)	At the each year end, the stock of interest and UF indexation not recognized in incomes is the following:

	2019			2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,755	1,141	9,896	6,591	967	7,558
Residential mortgage loans	2,172	1,494	3,666	2,741	1,624	4,365
Consumer loans	36	—	36	42	—	42
Total	10,963	2,635	13,598	9,374	2,591	11,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each year end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	2019			2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	268,404	44,738	313,142	253,020	48,231	301,251
Debt securities issued	212,355	173,660	386,015	198,244	154,107	352,351
Other financial obligations	876	42	918	1,363	119	1,482
Repurchase agreements	7,048	—	7,048	8,901	—	8,901
Obligations with banks	43,570	—	43,570	29,274	1	29,275
Demand deposits	539	13,869	14,408	324	9,056	9,380
Lease liabilities	2,574	—	2,574	—	—	—
Other interest and indexation expenses	41	442	483	63	631	694
Total	535,407	232,751	768,158	491,189	212,145	703,334

(d)	As of December 31, 2019 and 2018, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2019			2018
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	720	—	720	1,380	—	1,380
Loss from fair value accounting hedges	(9,392)	—	(9,392)	(3,605)	—	(3,605)
Gain from cash flow accounting hedges	385,983	433,438	819,421	284,424	304,246	588,670
Loss from cash flow accounting hedges	(440,561)	(407,550)	(848,111)	(341,149)	(280,552)	(621,701)
Net gain on hedge items	3,376	—	3,376	390	—	390
Total	(59,874)	25,888	(33,986)	(58,560)	23,694	(34,866)

(e)	At each year end, the summary of interest is as follows:

	2019	2018
	MCh$	MCh$

Interest revenue	2,171,519	2,058,111
Interest expense	(768,158)	(703,334)

Subtotal interest income	1,403,361	1,354,777

Net gain (loss) from accounting hedges	(33,986)	(34,866)

Total net interest income	1,369,375	1,319,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Consolidated Statement of Income refers to the following items:

	2019	2018
	MCh$	MCh$
Commission income
Debit and credit card services	185,878	167,201
Investments in mutual funds and others	101,046	91,173
Use of distribution channel and access to customers	65,243	20,974
Collections and payments	56,389	52,717
Portfolio management	47,816	46,730
Fees for insurance transactions	37,035	32,886
Guarantees and letters of credit	26,101	25,021
Trading and securities management	21,878	24,632
Brand use agreement	16,494	14,840
Lines of credit and overdrafts	4,716	4,837
Financial advisory services	4,393	5,046
Other commission earned	22,183	19,057
Total commissions income	589,172	505,114

Commission expenses
Credit card transactions	(97,823)	(113,403)
Interbank transactions	(20,133)	(16,554)
Collections and payments	(6,284)	(6,546)
Securities transactions	(5,943)	(7,544)
Sales force	(404)	(258)
Other commission	(1,283)	(854)
Total commissions expenses	(131,870)	(145,159)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2019	2018
	MCh$	MCh$

Financial assets held-for-trading	76,402	50,643
Trading derivative	32,814	85,961
Sale of available-for-sale instruments	4,789	1,118
Sale of loan portfolios (Note No.12 (f))	2,549	1,743
Net income on other transactions	(145)	391
Total	116,409	139,856

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	2019	2018
	MCh$	MCh$

Gain from accounting hedges	113,374	118,690
Exchange difference, net	6,284	9,609
Indexed foreign currency	(88,772)	(125,598)
Total	30,886	2,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during 2019 and 2018 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(506)	(24,986)	—	—	—	—	—	(24,986)	—	—	(2,368)	(24,986)	(2,874)
- Group provisions	—	—	(71,075)	(66,127)	(9,391)	(1,675)	(288,616)	(281,262)	(369,082)	(349,064)	(2,282)	—	(371,364)	(349,064)
Provisions established, net	—	(506)	(96,061)	(66,127)	(9,391)	(1,675)	(288,616)	(281,262)	(394,068)	(349,064)	(2,282)	(2,368)	(396,350)	(351,938)

Provisions released:
- Individual provisions	331	—	—	5,080	—	—	—	—	—	5,080	770	—	1,101	5,080
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	4,869	—	4,869
Provisions realeased, net	331	—	—	5,080	—	—	—	—	—	5,080	770	4,869	1,101	9,949

Provision, net	331	(506)	(96,061)	(61,047)	(9,391)	(1,675)	(288,616)	(281,262)	(394,068)	(343,984)	(1,512)	2,501	(395,249)	(341,989)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	12,253	13,579	5,114	4,572	30,608	42,428	47,975	60,579	—	—	47,975	60,579

Provision for loan losses, net	331	(506)	(83,808)	(47,468)	(4,277)	2,897	(258,008)	(238,834)	(346,093)	(283,405)	(1,512)	2,501	(347,274)	(281,410)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

	2019	2018
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(394,068)	(349,570)
Allowances released of loans to customer and loans and advances to banks	331	5,080
Total allowances of loans to customer and loans and advances to banks	(393,737)	(344,490)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during 2019 and 2018 are as follows:

	2019	2018
	MCh$	MCh$

Remunerations	254,886	244,919
Bonuses and incentives	71,028	64,622
Variable compensation	37,281	36,901
Staff severance indemnities	35,100	19,941
Gratifications	27,889	26,275
Lunch and health benefits	27,618	26,698
Training expenses	3,626	3,909
Other personnel expenses	18,171	19,312
Total	475,599	442,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	2019	2018
	MCh$	MCh$
General administrative expenses
Information technology and communications	92,264	79,300
Maintenance and repair of property and equipment	50,297	36,716
External advisory services and professional services fees	21,099	16,690
Surveillance and securities transport services	11,533	11,828
Office supplies	9,366	8,535
Insurance premiums	5,851	5,286
Expenses for short-term leases and low value (*)	5,801	—
Energy, heating and other utilities	5,697	5,676
External service of financial information	5,461	4,787
Postal box, mail, postage and home delivery services	5,131	6,045
Legal and notary expenses	3,996	4,398
Representation and travel expenses	3,657	3,763
External service of custody of documentation	3,315	3,088
Other expenses of obligations for lease agreements (*)	2,797	—
Donations	2,238	1,982
Office rental and equipment and ATM (*)	—	34,773
Other general administrative expenses	5,227	8,591
Subtotal	233,730	231,458

Outsource services
Credit pre-evaluation	19,159	21,952
Data processing	10,129	8,562
External technological developments expenses	9,459	9,984
Certification and technology testing	7,460	6,823
Other	3,470	3,577
Subtotal	49,677	50,898

Board expenses
Board of Directors Compensation	2,509	2,511
Other Board expenses	194	298
Subtotal	2,703	2,809

Marketing expenses
Advertising	27,808	31,375
Subtotal	27,808	31,375

Taxes, payroll taxes and contributions
Contribution to the banking regulator	10,285	9,548
Real estate contributions	2,856	2,823
Patents	1,209	1,243
Other taxes	1,437	1,323
Subtotal	15,787	14,937
Total	329,705	331,477

(*)	See Note No. 3 Adoption of IFRS 16 “Leases”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the years 2019 and 2018, are detailed as follows:

	2019	2018
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	29,194	27,185
Depreciation of rights over leased assets (Note No. 16 (d))(*)	28,472	—
Amortization of intangibles assets (Note No. 15 (b))	12,875	10,496
Total	70,541	37,681

(*)	See Note No. 4 “Changes in Accounting policies and Disclosures”.

(b)	As of December 31, 2019 and 2018 the impairment expenses is composed as follows:

	2019	2018
	MCh$	MCh$
Impairment
Impairment of properties and equipment (Note No. 16 (b))	2,018	334
Impairment of intangible assets (Note No. 15 (b))	350	—
Impairment of rights over leased assets (Note No. 16 (d))	187	—
Total	2,555	334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the years 2019 and 2018, the Bank and its subsidiaries present other operating income, according to the following:

	2019	2018
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	10,793	8,779
Other income	40	56
Subtotal	10,833	8,835

Release of provisions for contingencies
Country risk provisions	—	436
Other provisions for contingencies	—	7,526
Subtotal	—	7,962

Other income
Release and expense recovery	9,002	4,218
Rental income	8,387	9,013
Credit/debit card income	4,037	2,504
Recovery from correspondent banks	2,816	2,591
Revaluation of prepaid monthly payments	1,731	1,224
Income from sale leased assets	1,166	2,586
Reimbursements for insurance policies	349	6,346
Fiduciary and trustee commissions	267	286
Gain on sale of property and equipment	90	3,634
Others	1,870	1,661
Subtotal	29,715	34,063

Total	40,548	50,860

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the years 2019 and 2018, the Bank and its subsidiaries present other operating expenses, according to the following:

	2019	2018
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	8,778	6,638
Provisions for assets received in lieu of payment	1,786	3,361
Expenses to maintain assets received in lieu of payment	1,225	1,749
Subtotal	11,789	11,748

Provisions for contingencies
Country risk provisions	1,451	—
Other provisions	33	3
Subtotal	1,484	3

Other expenses
Write-offs for operating risks	5,561	11,378
Leasings operational expenses	5,111	4,504
Card administration	2,490	2,640
Correspondent banks	1,569	882
Expenses for charge-off leased assets recoveries	1,072	2,287
Credit life insurance	282	294
Contribution to other organisms	253	253
Civil lawsuits	120	121
Losses on sale of property and equipment	—	2
Others	2,873	1,543
Subtotal	19,331	23,904

Total	32,604	35,655

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	174,370	221,351	130,237	132,366	13,563	13,183	318,170	366,900
Residential mortgage loans	—	—	—	—	58,477	44,756	58,477	44,756
Consumer loans	—	—	—	—	9,862	10,074	9,862	10,074
Gross loans	174,370	221,351	130,237	132,366	81,902	68,013	386,509	421,730
Allowance for loan losses	(782)	(962)	(243)	(242)	(889)	(379)	(1,914)	(1,583)
Net loans	173,588	220,389	129,994	132,124	81,013	67,634	384,595	420,147

Contingent loans:
Guarantees and sureties	5,531	5,102	9,470	14,963	—	—	15,001	20,065
Letters of credits	2,365	5,310	328	2,776	—	—	2,693	8,086
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	32,650	45,842	43,478	30,122	57	—	76,185	75,964
Freely disposition credit lines	52,916	58,041	14,364	14,674	21,519	19,160	88,799	91,875
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	93,462	114,295	67,640	62,535	21,576	19,160	182,678	195,990
Provision for contingencies loans	(214)	(258)	(52)	(99)	(37)	(30)	(303)	(387)
Contingent loans, net	93,248	114,037	67,588	62,436	21,539	19,130	182,375	195,603

Amount covered by guarantee:
Mortgage	30,807	28,208	57,456	52,108	69,165	69,292	157,428	149,608
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	37,794	47,135	12,921	13,219	5,250	3,694	55,965	64,048
Total collateral	68,601	75,343	70,377	65,327	74,415	72,986	213,393	213,656

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	2019	2018
	MCh$	MCh$
Assets
Cash and due from banks	99,802	23,086
Transactions in the course of collection	63,969	35,469
Financial assets held-for-trading	880	205
Derivative instruments	495,378	415,683
Investment instruments	12,141	14,690
Other assets	76,548	80,569
Total	748,718	569,702

Liabilities
Demand deposits	227,377	169,607
Transactions in the course of payment	16,202	58,987
Obligations under repurchase agreements	54,030	84,465
Savings accounts and time deposits	396,028	219,322
Derivative instruments	432,669	337,299
Borrowings with banks	292,172	228,269
Lease liabilities	5,138	—
Other liabilities	151,335	115,145
Total	1,574,951	1,213,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	2019		2018
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	19,039	2,619	21,736	7,196
Fees and commissions income	72,931	65,383	70,286	74,205
Net Financial Operating Income
Derivative instruments (**)	124,967	73,252	85,500	42,365
Other financial operations	87	119	—	—
Released or established of provision for credit risk	—	106	—	34
Operating expenses	—	120,559	—	105,734
Other income and expenses	542	26	446	45

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$123,461 million as of December 31, 2019 (net gain of Ch$71,297 million as of December 31, 2018).

(d)	Contracts with related parties:

During the year ended December 31, 2019, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Servipag Ltda.	Development of systems and collection and payment services
Canal 13 S.A.	Advertising service
Redbanc S.A.	ATM configuration services
DCV Registros S.A.	Shareholders’ Meeting Management Service
Asoc. de Bancos e Instituciones Financieras	Membership fee
Sociedad de Fomento Fabril	Cooperation agreement for the operation of the network of inclusive companies
Fundacion Chilena del Pacífico	Sponsorship of SMEs summit and entrepreneurs of Asia-Pacific Economic Cooperation (APEC)
Transbank S.A.	Operation contract cards
Transbank S.A.	Collection of insurance premiums

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

Company name	Concept or service description

Nexus S.A.	Credit card operation services
Ionix SPA	Software development services
Combanc S.A.	High value payment services
Centro de Compensación Automatizado S.A.	Electronic transfer services and mandates
Sistemas Oracle de Chile S.A.	Licensing, support and hardware configuration services
Empresa Nacional de Energía Enex S.A.	Lease contract
Citigroup Inc.	Cooperation and global connectivity agreement
Nuevos Desarrollos S.A.	Lease contract
Administradora Plaza Vespucio S.A.	Lease contract
Plaza Vespucio SPA	Lease contract
Plaza Antofagasta S.A.	Lease contract

(e)	Directors’ expenses and remunerations and payments to key management personnel:

	2019	2018
	MCh$	MCh$

Personnel remunerations	4,148	3,926
Short-term benefits	3,255	3,476
Severance pay	1,264	1,037
Directors’ remunerations and fees (*)	2,509	2,511
Total	11,176	10,950

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$13 million (Ch$12 million in December 2018).

Fees paid to the advisors of the Board of Directors amount to Ch$90 million (Ch$206 million in December 2018) and travel and other related expenses amount to Ch$104 million (Ch$92 million in December 2018).

Composition of key personnel:

	No. of executives
	2019	2018
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	13
Directors Bank and subsidiaries	21	20
Total	41	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	93,032	178,692	1,030,657	1,344,780	—	—	1,123,689	1,523,472
Other instruments issued in Chile	3,272	1,663	316,971	107,078	55,094	20,866	375,337	129,607
Instruments issued abroad	—	4,446	—	—	—	—	—	4,446
Mutual fund investments	373,329	87,841	—	—	—	—	373,329	87,841
Subtotal	469,633	272,642	1,347,628	1,451,858	55,094	20,866	1,872,355	1,745,366
Derivative contracts for trading purposes
Forwards	—	—	956,632	735,444	—	—	956,632	735,444
Swaps	—	—	1,761,952	738,130	—	—	1,761,952	738,130
Call Options	—	—	4,961	4,839	—	—	4,961	4,839
Put Options	—	—	1,076	120	—	—	1,076	120
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,724,621	1,478,533	—	—	2,724,621	1,478,533
Hedge derivative contracts
Fair value hedge (Swap)	—	—	32	1,116	—	—	32	1,116
Cash flow hedge (Swap)	—	—	61,562	34,298	—	—	61,562	34,298
Subtotal	—	—	61,594	35,414	—	—	61,594	35,414
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	66,953	99,132	42,109	65,090	—	—	109,062	164,222
Other instruments issued in Chile	—	—	1,221,862	747,653	7,069	23,021	1,228,931	770,674
Instruments issued abroad	—	—	19,853	108,544	—	—	19,853	108,544
Subtotal	66,953	99,132	1,283,824	921,287	7,069	23,021	1,357,846	1,043,440
Total	536,586	371,774	5,417,667	3,887,092	62,163	43,887	6,016,416	4,302,753

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	673,630	631,047	—	—	673,630	631,047
Swaps	—	—	2,097,024	854,873	—	—	2,097,024	854,873
Call Options	—	—	1,529	2,921	—	—	1,529	2,921
Put Options	—	—	2,209	1,534	—	—	2,209	1,534
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,774,392	1,490,375	—	—	2,774,392	1,490,375
Hedge derivative contracts
Fair value hedge (Swap)	—	—	9,286	6,164	—	—	9,286	6,164
Cash flow hedge (Swap)	—	—	34,443	31,818	—	—	34,443	31,818
Subtotal	—	—	43,729	37,982	—	—	43,729	37,982
Total	—	—	2,818,121	1,528,357	—	—	2,818,121	1,528,357

(1)	As of December 31, 2019, 98% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Subtotal	23,021	968	(517)	—	(18,177)	1,774	—	7,069

Total	43,887	930	(517)	48,017	(44,681)	15,142	(615)	62,163

	2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Subtotal	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021

Total	54,277	2,715	(292)	48,740	(56,582)	—	(4,971)	43,887

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	2019		2018
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	55,094	(466)	20,866	(26)
Subtotal	55,094	(466)	20,866	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	7,069	(86)	23,021	(195)
Subtotal	7,069	(86)	23,021	(195)

Total	62,163	(552)	43,887	(221)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	880,081	2,392,166	880,081
Transactions in the course of collection	584,672	580,333	584,672	580,333
Investments under resale agreements	142,329	97,289	142,329	97,289
Subtotal	3,119,167	1,557,703	3,119,167	1,557,703
Loans and advances to banks
Domestic banks	149,953	99,940	149,953	99,940
Central Bank of Chile	630,053	1,100,831	630,053	1,100,831
Foreign banks	359,427	293,536	358,542	286,063
Subtotal	1,139,433	1,494,307	1,138,548	1,486,834
Loans to customers, net
Commercial loans	15,956,336	15,140,533	15,988,330	14,949,852
Residential mortgage loans	9,175,014	8,021,262	9,888,506	8,451,099
Consumer loans	4,202,702	4,145,428	4,215,509	4,116,261
Subtotal	29,334,052	27,307,223	30,092,345	27,517,212
Total	33,592,652	30,359,233	34,350,060	30,561,749

Liabilities
Current accounts and other demand deposits	11,326,133	9,584,488	11,326,133	9,584,488
Transactions in the course of payment	352,121	335,575	352,121	335,575
Obligations under repurchase agreements	308,734	303,820	308,734	303,820
Savings accounts and time deposits	10,856,618	10,656,174	10,795,125	10,632,350
Borrowings from banks	1,563,277	1,516,759	1,555,129	1,506,940
Other financial obligations	156,229	118,014	160,361	119,024
Subtotal	24,563,112	22,514,830	24,497,603	22,482,197
Debt Issued
Letters of credit for residential purposes	10,229	15,040	11,081	15,982
Letters of credit for general purposes	669	1,328	725	1,411
Bonds	7,912,621	6,772,990	8,340,272	6,897,317
Subordinate bonds	889,895	686,194	1,004,621	732,611
Subtotal	8,813,414	7,475,552	9,356,699	7,647,321
Total	33,376,526	29,990,382	33,854,302	30,129,518

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2019 and 2018:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	880,081	—	—	—	—	2,392,166	880,081
Transactions in the course of collection	584,672	580,333	—	—	—	—	584,672	580,333
Investments under resale agreements	142,329	97,289	—	—	—	—	142,329	97,289
Subtotal	3,119,167	1,557,703	—	—	—	—	3,119,167	1,557,703
Loans and advances to banks
Domestic banks	149,953	99,940	—	—	—	—	149,953	99,940
Central Bank	630,053	1,100,831	—	—	—	—	630,053	1,100,831
Foreign banks	—	—	—	—	358,542	286,063	358,542	286,063
Subtotal	780,006	1,200,771	—	—	358,542	286,063	1,138,548	1,486,834
Loans to customers, net
Commercial loans	—	—	—	—	15,988,330	14,949,852	15,988,330	14,949,852
Residential mortgage loans	—	—	—	—	9,888,506	8,451,099	9,888,506	8,451,099
Consumer loans	—	—	—	—	4,215,509	4,116,261	4,215,509	4,116,261
Subtotal	—	—	—	—	30,092,345	27,517,212	30,092,345	27,517,212
Total	3,899,173	2,758,474	—	—	30,450,887	27,803,275	34,350,060	30,561,749

Liabilities
Current accounts and other demand deposits	11,326,133	9,584,488	—	—	—	—	11,326,133	9,584,488
Transactions in the course of payment	352,121	335,575	—	—	—	—	352,121	335,575
Obligations under repurchase agreements	308,734	303,820	—	—	—	—	308,734	303,820
Savings accounts and time deposits	—	—	—	—	10,795,125	10,632,350	10,795,125	10,632,350
Borrowings from banks	—	—	—	—	1,555,129	1,506,940	1,555,129	1,506,940
Other financial obligations	—	—	—	—	160,361	119,024	160,361	119,024
Subtotal	11,986,988	10,223,883	—	—	12,510,615	12,258,314	24,497,603	22,482,197
Debt Issued
Letters of credit for residential purposes	—	—	11,081	15,982	—	—	11,081	15,982
Letters of credit for general purposes	—	—	725	1,411	—	—	725	1,411
Bonds	—	—	8,340,272	6,897,317	—	—	8,340,272	6,897,317
Subordinated bonds	—	—	—	—	1,004,621	732,611	1,004,621	732,611
Subtotal	—	—	8,352,078	6,914,710	1,004,621	732,611	9,356,699	7,647,321
Total	11,986,988	10,223,883	8,352,078	6,914,710	13,515,236	12,990,925	33,854,302	30,129,518

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

Cash and deposits in banks	Current accounts and other demand deposits
Transactions in the course of collection	Transactions in the course of payments
Investments under resale agreements	Obligations under repurchase agreements
Loans and advance to domestic banks

•	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,786,215	1,513,947	(952,762)	(582,210)	(1,161,208)	(424,920)	(43,337)	(30,036)	628,908	476,781

Derivative financial liabilities	2,818,121	1,528,357	(952,762)	(582,210)	(1,161,208)	(424,920)	(418,988)	(233,450)	285,163	287,777

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2019 and 2018, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,392,166	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	584,672	—	—	584,672	—	—	—	—	584,672
Financial Assets held-for-trading	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers (*)	4,161,262	2,340,320	5,685,646	12,187,228	5,624,031	3,198,639	9,009,572	17,832,242	30,019,470
Financial assets available-for-sale	23,786	225,772	779,872	1,029,430	106,930	30,080	191,406	328,416	1,357,846
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	10,171,290	3,007,516	7,263,920	20,442,726	6,274,430	3,640,189	9,937,899	19,852,518	40,295,244

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	880,081	—	—	880,081	—	—	—	—	880,081
Transactions in the course of collection	580,333	—	—	580,333	—	—	—	—	580,333
Financial Assets held-for-trading	1,745,366	—	—	1,745,366	—	—	—	—	1,745,366
Investments under resale agreements	73,496	16,918	6,875	97,289	—	—	—	—	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	—	—	23,441	1,495,396
Loans to customers (*)	3,941,756	2,143,023	4,973,622	11,058,401	5,726,668	3,133,606	7,995,647	16,855,921	27,914,322
Financial assets available-for-sale	38,691	137,420	383,200	559,311	74,940	136,342	272,847	484,129	1,043,440
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	8,679,568	2,615,934	5,874,049	17,169,551	6,099,249	3,484,811	8,516,563	18,100,623	35,270,174

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$685,418 million (Ch$607,099 million in December 2018) for loans to customers and Ch$758 million (Ch$1,089 million in December 2018) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	11,326,133	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	352,121	—	—	—	—	352,121
Obligations under repurchase agreements	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	155,991	237,743	616,472	1,010,206	608,516	469,861	729,538	1,807,915	2,818,121
Borrowings from financial institutions	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Other financial obligations	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Lease liabilities	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	18,904,161	2,796,446	4,451,842	26,152,449	2,544,872	2,266,862	5,136,627	9,948,361	36,100,810

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	9,584,488	—	—	9,584,488	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	335,575	—	—	—	—	335,575
Obligations under repurchase agreements	237,999	1,448	64,373	303,820	—	—	—	—	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,887	237,039	335,497	719,423	264,438	273,790	270,706	808,934	1,528,357
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	—	—	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Total financial liabilities	15,867,792	2,737,652	5,195,648	23,801,092	1,606,192	1,811,859	4,075,293	7,493,344	31,294,436

(**)	Excludes term saving accounts, which amount to Ch$239,850 million (Ch$224,303 million in December 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management:

(1)	Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits and controls, and to monitor the risks and compliance with the limits. Policies and risk management systems are reviewed regularly. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.

(i) Board of Directors

The Board is responsible for approving the policies and establishing the structure for the proper administration of the various risks faced by the organization. The Board is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(ii) Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, two Directors or Advisors to the Board, General Manager, Corporate Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Financial Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions-

(iii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Retail Credit Risk and Wholesale Credit Risk Divisions participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, Board Advisors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank's internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv) Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. In general, any matter that involves Credit Risk on which senior management must pronounce.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, a regular and alternate Director, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager, Commercial Division Manager, Risk Management and Information Control Manager.

(v) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Global Risk Control Division Manager (Chairman), Operational Risk Manager (Vice President), Operational Risk Management Assistant Manager (Secretary), Financial Management and Control Division Manager, Cybersecurity Division Manager, Technological Risk Manager, Operations Area Manager, Technology and Infrastructure Manager, Customer Area Manager, Large Business Area Manager, Corporate Audit Area Manager; Customer Service Manager and Chief Attorney. The Committee meets monthly and can be summoned extraordinarily.

(vi) Senior Operational Risk Committee

This committee has a sanctioning nature and to ensure that the policies, actions and strategies of operational risk, information security, business continuity and outsourcing of services are aligned with the Bank's objectives and strategies. In addition, to inform the Board about the integral management of operational risk, the Bank's operational risk exposure level, the main risks, events and action plans.

The Senior Operational Risk Committee is comprises by the Chairman of the Board (Chairman), Operational Risk Manager (Secretary), Vice President of the Board, two regular or alternate directors appointed by the Board of the Bank, General Manager, Prosecutor, Global Risk Control Division Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, and Technological Risk Manager. The Committee meets monthly and can be summoned extraordinarily.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vii) Corporate Risk Governance Structure

The bank corporate governance considers the active participation of the Board, who establishes the policies and guidelines regarding the accepted risk levels, the Administration being responsible for the control and compliance with the provisions set forth by the Board, together with the setting of standards and procedures related. Likewise, the Board establishes the guidelines for the development and validation of models, approves the provisions models and pronounced about the sufficiency of provisions.

At the administration level, the Retail Credit Risk, Wholesale Credit Risk and Global Risk Control divisions comprise the corporate risk governance structure, which through specialized teams, added to a robust regulatory framework of processes and procedures allow optimal management and effective in the subjects they address. The first two are responsible for the credit risk in the admission, monitoring and recovery phases, in the respective Retail and Wholesale segments. Along with this, in the Retail Credit Risk Division the different methodologies related to regulatory and management aspects are developed. The Wholesale Credit Risk Division, in turn, has a Market Risk Area responsible for measuring, limiting, controlling and reporting said risk along with the valuation standards definition.

The Global Risk Control Division through the Operational and Technological Risk Areas, which incorporates Business Continuity, is responsible for controlling those risks, also has an Internal Validation Area of Risk Models.

Additionally, the Bank has a Cybersecurity Division, focused on protecting and monitoring the most sensitive assets of the organization, being able to provide security and confidence to customers and collaborators, whose main objective is to have a secure bank, cyber-resilient and prepared to face any type of threat that puts the reputation and information of the organization at risk.

These divisions have teams with extensive experience and knowledge in each area associated with credit and market risks, ensuring their integral and consolidated management, including the Bank and its subsidiaries.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this comprehensive credit risk assessment, there are policies, standards, procedures, along with models developed in accordance with the instructions issued by the Financial Market Commission ("CMF") and approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor individually assessed is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. This review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the appropriate level of provisions necessary to cover the portfolio risk. The consistency of the models is analyzed through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

The Bank annually performs a sufficiency test of provisions for the total portfolio of loans, in order to validate the quality and robustness of the risk assessment processes, verifying that the provisions constituted are sufficient to cover the losses that could be derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who declares on the sufficiency of the provisions in each year.

Banco de Chile constitutes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank's General Manager receives on daily basis, and the Finance, International and Financial Risk Committee on a monthly basis, the evolution of the Bank's price and liquidity risk status, both according to internal metrics and those imposed by the regulators.

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not meet its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

Credit risk management has a relevant focus on the adequate risk-return relation, is permanent and considers the processes of admission, monitoring and recovery of loans granted. In this management, an adequate balance of the risks assumed is taken into account, ensuring the solvency of the Bank over time.

The established credit risk policies and processes recognize the singularities that exist in the different markets and segments, and grant a specialized treatment to each of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

The above results in the following management principles:

1.	Rigorous evaluation in the admission process applying the defined credit risk policies, their associated rules and procedures, together with the availability of sufficient and accurate information. This implies analyzing the generation of flows and solvency of the client to meet the payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.
2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment in relation to the conditions of origin, as well as the possible business opportunities with those clients that present a better payments quality and behavior.
3.	To develop advanced modeling and data management tools that allow for efficient decision-making at different stages of the credit process.
4.	Have a collection structure with agile and efficient processes that allow carrying out procedures according to the different types of defaults presented by the clients.
5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Credit Risk Divisions continuously manage risk knowledge in order to contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. Its mission is to establish the Credit Risk management framework for the different segments of the Bank, within the defined regulatory scope and at the risk established by the entity, through a portfolio vision that allows us to manage, resolve and control the process of approval of operations related to the different portfolios of the Bank, in an efficient and proactive manner..

a)	Retail Segments:

Admission management in these segments is mainly carried out through an evaluation that uses scoring tools, accompanied by an adequate model of credit attributions, which are required to approve each operation. These evaluations take into account the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

In these segments, the Bank has segregated functions, distributed in the following areas:

−	Model Area, has the responsibility of constructing statistical models, establishing the variables and their respective weightings. These models are validated by the Model Validation Area and submitted to the Models Technical Committee before approval in the Portfolio Risk Committee or the Board of Directors, as appropriate.
−	Area of Integration in Management is responsible for incorporating statistical models in credit evaluation processes, ensuring an adequate linkage of the decision.
−	Admission Area performs the evaluation of operations and clients, with specialization by regions and segments, which favors their knowledge of clients and socio-economic background. It also maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients that are released to commercial and risk areas through programs and continuous training.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

−	Model and Portfolio Tracking Area is responsible for evaluating and measuring the performance of the models and the behavior of the portfolios, the latter especially through the monitoring of the main indicators of aggregate portfolio and layers analysis, reported in management reports, generating relevant information for decision making in different defined instances. This Area also ensures proper execution of the strategy, meeting the objectives of risk quality and return.
−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank's subsidiary company, defining refinancing criteria and payment agreements with customers, along with the incorporation of robust tools for collection management

b)	Wholesale Segments:

Admission management in these segments is based on an individual evaluation of the client and if it belongs to a group of companies, the relationship of the rest of the group with the Bank is also considered. This individual and group evaluation, if applicable, considers, among others, the financial capacity with emphasis on equity solvency, generation capacity, exposure levels, industry variables, evaluation of partners and management and aspects of the operation such as financing, term, products and possible collaterals.

This process is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. Additionally, for the evaluation of clients, there are specialized areas in some segments that, due to their nature, require expert knowledge, such as real estate, construction, agricultural, financial, and international, among others.

The permanent monitoring of the portfolio is carried out in a centralized manner, based on information periodically updated by both the client and the industry. Monitoring of compliance with the special conditions established in the admission stage is carried out, such as controls of financial covenants, coverage of certain collaterals and restrictions imposed at the time of approval. Alerts are also generated through monitoring to ensure the correct classification of the individual portfolio.

Additionally, within the Admission areas, joint tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, in order to ensure that the portfolio's risks are well recognized in a timely manner.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs together with the Wholesale Credit Risk Division, establish action plans to regularize said situation. In those cases where they present problems in the recovery of their credits, there is the area of Special Asset Management, belonging to the Wholesale Credit Risk Division, in charge of the collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2019 and 2018, does not exceed 10% of the Bank's effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2019:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,144,109	1,145,703	—	102,354	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,123,689	—	—	—	1,123,689
Other instruments issued in Chile	375,337	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	373,329	—	—	—	373,329
Subtotal	1,872,355	—	—	—	1,872,355

Investments under resale agreements	142,329	—	—	—	142,329

Derivative Contracts for Trading Purposes
Forwards	872,481	53,923	—	30,228	956,632
Swaps	1,142,174	167,818	—	451,960	1,761,952
Call Options	4,961	—	—	—	4,961
Put Options	807	11	—	258	1,076
Futures	—	—	—	—	—
Subtotal	2,020,423	221,752	—	482,446	2,724,621

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	5,864	25,780	—	29,950	61,594
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	5,864	25,780	—	29,950	61,594

Loans and advances to Banks
Central Bank of Chile	630,053	—	—	—	630,053
Domestic banks	150,007	—	—	—	150,007
Foreign banks	—	—	244,969	115,162	360,131
Subtotal	780,060	—	244,969	115,162	1,140,191

Loans to Customers, Net
Commercial loans	16,269,424	—	—	14,685	16,284,109
Residential mortgage loans	9,203,061	—	—	—	9,203,061
Consumer loans	4,532,300	—	—	—	4,532,300
Subtotal	30,004,785	—	—	14,685	30,019,470

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	109,062	—	—	—	109,062
Other instruments issued in Chile	1,228,931	—	—	—	1,228,931
Instruments issued abroad	—	—	—	19,853	19,853
Subtotal	1,337,993	—	—	19,853	1,357,846

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2,213,737	178,429	—	—	—	—	—	—	—	—	—	—	—	—	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,024,525	99,164	—	—	—	—	—	—	—	—	—	—	—	1,123,689
Other instruments issued in Chile	375,337	—	—	—	—	—	—	—	—	—	—	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	373,329	—	—	—	—	—	—	—	—	—	—	—	—	—	373,329
Subtotal	748,666	1,024,525	99,164	—	—	—	—	—	—	—	—	—	—	—	1,872,355

Investments under resale agreements	66,285	—	18,460	278	40,642	—	2,067	1,533	902	35	8,665	21	—	3,441	142,329

Derivative Contracts for Trading Purposes
Forwards	480,269	—	—	1,532	16,225	79	2,856	22,903	14,103	642	1,930	277	497	415,319	956,632
Swaps	1,693,048	—	—	4	9,813	7,718	19	14,184	10,232	4,275	12,526	210	—	9,923	1,761,952
Call Options	1,196	—	—	—	1,569	280	—	—	1,433	171	—	84	190	38	4,961
Put Options	554	—	—	—	522	—	—	—	—	—	—	—	—	—	1,076
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,175,067	—	—	1,536	28,129	8,077	2,875	37,087	25,768	5,088	14,456	571	687	425,280	2,724,621

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	61,594	—	—	—	—	—	—	—	—	—	—	—	—	—	61,594
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	61,594	—	—	—	—	—	—	—	—	—	—	—	—	—	61,594

Loans and advances to Banks
Central Bank of Chile	—	630,053	—	—	—	—	—	—	—	—	—	—	—	—	630,053
Domestic banks	150,007	—	—	—	—	—	—	—	—	—	—	—	—	—	150,007
Foreign banks	360,131	—	—	—	—	—	—	—	—	—	—	—	—	—	360,131
Subtotal	510,138	630,053	—	—	—	—	—	—	—	—	—	—	—	—	1,140,191

Loans to Customers, Net
Commercial loans	2,587,272	—	—	—	2,064,042	1,624,099	604,411	325,139	1,622,206	140,647	1,233,433	2,141,500	2,265,402	1,675,958	16,284,109
Residential mortgage loans	—	—	—	9,203,061	—	—	—	—	—	—	—	—	—	—	9,203,061
Consumer loans	—	—	—	4,532,300	—	—	—	—	—	—	—	—	—	—	4,532,300
Subtotal	2,587,272	—	—	13,735,361	2,064,042	1,624,099	604,411	325,139	1,622,206	140,647	1,233,433	2,141,500	2,265,402	1,675,958	30,019,470

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	92,824	16,238	—	—	—	—	—	—	—	—	—	—	—	109,062
Other instruments issued in Chile	994,658	—	—	—	—	—	—	9,667	—	—	—	178,444	—	46,162	1,228,931
Instruments issued abroad	19,853	—	—	—	—	—	—	—	—	—	—	—	—	—	19,853
Subtotal	1,014,511	92,824	16,238	—	—	—	—	9,667	—	—	—	178,444	—	46,162	1,357,846

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2018:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	773,368	69,343	—	37,370	880,081

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,523,472	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	129,607
Instruments issued abroad	—	4,446	—	—	4,446
Mutual fund investments	87,841	—	—	—	87,841
Subtotal	1,740,920	4,446	—	—	1,745,366

Investments under resale agreements	97,289	—	—	—	97,289

Derivative Contracts for Trading Purposes
Forwards	670,595	23,082	—	41,767	735,444
Swaps	453,191	98,414	—	186,525	738,130
Call Options	4,309	—	—	530	4,839
Put Options	56	—	—	64	120
Futures	—	—	—	—	—
Subtotal	1,128,151	121,496	—	228,886	1,478,533

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	4,547	14,348	—	16,519	35,414
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	4,547	14,348	—	16,519	35,414

Loans and advances to Banks
Central Bank of Chile	1,100,831	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	100,023
Foreign banks	—	—	209,693	84,849	294,542
Subtotal	1,200,854	—	209,693	84,849	1,495,396

Loans to Customers, Net
Commercial loans	15,336,948	—	354	93,190	15,430,492
Residential mortgage loans	8,047,708	—	—	—	8,047,708
Consumer loans	4,436,122	—	—	—	4,436,122
Subtotal	27,820,778	—	354	93,190	27,914,322

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	164,222	—	—	—	164,222
Other instruments issued in Chile	770,674	—	—	—	770,674
Instruments issued abroad	—	108,544	—	—	108,544
Subtotal	934,896	108,544	—	—	1,043,440

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	758,274	121,807	—	—	—	—	—	—	—	—	—	—	—	—	880,081

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	—	—	—	—	—	—	—	—	—	—	129,607
Instruments issued abroad	4,446	—	—	—	—	—	—	—	—	—	—	—	—	—	4,446
Mutual fund investments	87,841	—	—	—	—	—	—	—	—	—	—	—	—	—	87,841
Subtotal	221,894	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,745,366

Investments under resale agreements	29,031	742	—	—	37,520	—	5,017	4,466	3,096	59	15,637	—	985	736	97,289

Derivative Contracts for Trading Purposes
Forwards	374,006	—	—	—	7,194	13,328	40	10,288	4,211	411	98	455	296	325,117	735,444
Swaps	584,743	—	—	—	51,916	7,348	22	4,026	10,006	2,249	2,235	680	74,250	655	738,130
Call Options	1,669	—	—	—	389	16	—	1,090	1,489	80	—	59	36	11	4,839
Put Options	64	—	—	—	51	5	—	—	—	—	—	—	—	—	120
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	960,482	—	—	—	59,550	20,697	62	15,404	15,706	2,740	2,333	1,194	74,582	325,783	1,478,533

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414

Loans and advances to Banks
Central Bank of Chile	—	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	—	—	—	—	—	—	—	—	—	—	100,023
Foreign banks	294,542	—	—	—	—	—	—	—	—	—	—	—	—	—	294,542
Subtotal	394,565	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,495,396

Loans to Customers, Net
Commercial loans	2,122,425	—	—	—	2,322,558	1,578,703	453,331	461,348	1,581,701	156,444	1,497,654	1,751,219	2,107,494	1,397,615	15,430,492
Residential mortgage loans	—	—	—	8,047,708	—	—	—	—	—	—	—	—	—	—	8,047,708
Consumer loans	—	—	—	4,436,122	—	—	—	—	—	—	—	—	—	—	4,436,122
Subtotal	2,122,425	—	—	12,483,830	2,322,558	1,578,703	453,331	461,348	1,581,701	156,444	1,497,654	1,751,219	2,107,494	1,397,615	27,914,322

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	135,145	29,077	—	—	—	—	—	—	—	—	—	—	—	164,222
Other instruments issued in Chile	680,656	—	—	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	770,674
Instruments issued abroad	108,544	—	—	—	—	—	—	—	—	—	—	—	—	—	108,544
Subtotal	789,200	135,145	29,077	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	1,043,440

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•	For commercial loans: Residential and non-residential real estate, liens and inventory.
•	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 235,878 collateral assets, the majority of which consist of real estate. The following table contains guarantees value as of December 31:

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	12,114,603	2,453,533	82,365	345,246	2,182	207,052	3,090,378
Small Business Lending	4,169,506	3,133,480	30,466	26,674	—	74,725	3,265,345
Consumer Lending	4,532,300	341,495	966	2,045	—	20,646	365,152
Mortgage Lending	9,203,061	8,019,519	51	176	—	—	8,019,746
Total	30,019,470	13,948,027	113,848	374,141	2,182	302,423	14,740,621

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	11,703,594	2,589,429	75,105	423,556	2,263	221,919	3,312,272
Small Business Lending	3,726,898	2,977,286	31,270	28,974	—	71,140	3,108,670
Consumer Lending	4,436,122	332,030	967	2,244	—	20,090	355,331
Mortgage Lending	8,047,708	7,493,073	58	265	—	—	7,493,396
Total	27,914,322	13,391,818	107,400	455,039	2,263	313,149	14,269,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•	Accelerating transactions and net payment using market values at the date of default of one of the parties.
•	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.
•	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2019 and 2018 amounted Ch$100,133 million and Ch$85,721 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2019 and 2018 amounted Ch$344,098 million and Ch$295,634 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following tables shows credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system.

As of December 31, 2019:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	630,053	—	—	—	—	630,053
Domestic banks	150,007	—	—	—	—	150,007
Foreign banks	360,131	—	—	—	—	360,131
Subtotal	1,140,191	—	—	—	—	1,140,191

Loans to customers (before allowances for loan losses)
Commercial loans	11,893,060	71,718	149,826	3,907,715	261,790	16,284,109
Residential mortgage loans	—	—	—	9,031,597	171,464	9,203,061
Consumer loans	—	—	—	4,242,486	289,814	4,532,300
Subtotal	11,893,060	71,718	149,826	17,181,798	723,068	30,019,470

As of December 31, 2018:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,100,831	—	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	—	100,023
Foreign banks	294,542	—	—	—	—	294,542
Subtotal	1,495,396	—	—	—	—	1,495,396

Loans to customers (before allowances for loan losses)
Commercial loans	11,489,787	94,893	118,914	3,492,798	234,100	15,430,492
Residential mortgage loans	—	—	—	7,886,998	160,710	8,047,708
Consumer loans	—	—	—	4,166,752	269,370	4,436,122
Subtotal	11,489,787	94,893	118,914	15,546,548	664,180	27,914,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2019:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	31,249	—	—
Commercial loans	213,709	54,366	26,698
Import-export financing	9,562	804	1,207
Factoring transactions	31,972	3,022	336
Commercial lease transactions	53,742	8,073	4,722
Other loans and receivables	1,463	693	521
Residential mortgage loans	152,539	73,801	32,907
Consumer loans	221,162	102,344	51,976
Total	715,398	243,103	118,367

As of December 31, 2018:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	273	—	—
Commercial loans	176,581	48,321	27,785
Import-export financing	13,892	2,194	618
Factoring transactions	43,041	7,540	726
Commercial lease transactions	92,057	6,166	3,230
Other loans and receivables	1,462	777	470
Residential mortgage loans	154,700	67,211	24,639
Consumer loans	217,923	102,752	40,782
Total	699,929	234,961	98,250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired (*)
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2019	631,091	159,751	57,946	—
2018	538,950	145,127	37,371	410

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$12,523 million and Ch$17,794 million as of December 31, 2019 and 2018, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2019	2018
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	220,056	192,646
Residential mortgage loans	11,980	14,463
Consumer loans	366,339	362,562
Subtotal	598,375	569,671
Total renegotiated financial assets	598,375	569,671

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in Note No. 2 letter (m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments or close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk separately for each sub-category: Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank's inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions, that is, basically, rollover of the total loans portfolio, the output of a volatile part of the demand deposits accounts and of the retailers term deposits, and the expiration of all the wholesaler term deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of MAR within year 2019 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	3,352	5,498	1,999	3,254
Minimum	1,705	3,993	1	1,407
Average	2,621	4,841	1,052	2,479

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The Bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within year 2019 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,339
Minimum	1,742
Average	2,640

Additionally, the Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, the maturities concentration of fund providers; the diversification of sources of funds either by type of counterparty or type of product, among others.

Likewise, the evolution over time of the Bank's financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2019 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	103%	82%	62%
Minimum	82%	76%	58%
Average	92%	78%	60%

Moreover, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2019 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.56	0.79	0.42
Minimum	0.32	0.55	0.15
Average	0.49	0.69	0.28
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio ("LCR") and Net Stable Financing Ratio ("NSFR"), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2019 was with a minimum level of 60%. The evolution of the LCR and NSFR metrics during the year 2019 are shown below:

	LCR		NSFR

Maximum	1.17		1.02
Minimum	0.88		0.97
Average	0.99		0.99
Regulatory Limit	0.6	(*)	N/A

(*)This is the current minimum value for the year 2019 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2019 and 2018 year end, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,326,133	—	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	—	—	—	352,121
Obligations under repurchase agreements	297,011	8,582	—	—	—	—	305,593
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Full delivery derivative transactions	378,151	351,351	1,132,429	974,371	669,851	797,191	4,303,344
Borrowings from financial institutions	68,843	348,228	934,144	206,811	—	—	1,558,026
Other financial obligations	142,010	292	17,529	727	167	—	160,725
Debt instruments issued in foreign currency other than USD	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540

Total (excluding non-delivery derivative transactions)	19,163,686	2,884,730	4,910,564	3,557,823	2,752,088	5,814,784	39,083,675

Non-delivery derivative transactions	501,461	839,534	1,461,804	796,805	738,830	1,650,402	5,988,836

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and other demand deposits	9,584,488	—	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	—	—	—	335,575
Obligations under repurchase agreements	292,231	1,440	5,137	—	—	—	298,808
Savings accounts and time deposits	5,344,294	1,981,221	3,152,103	373,398	619	132	10,851,767
Full delivery derivative transactions	351,496	190,643	648,870	582,628	536,506	592,303	2,902,446
Borrowings from financial institutions	97,661	268,795	946,950	183,206	—	—	1,496,612
Other financial obligations	92,896	730	4,857	18,406	366	35	117,290
Debt instruments issued in foreign currency other than USD	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933

Total (excluding non-delivery derivative transactions)	16,200,348	2,710,494	5,482,641	2,568,404	2,437,020	4,896,012	34,294,919

Non-delivery derivative transactions	297,613	604,200	1,028,798	712,286	593,431	1,209,282	4,445,610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The measurement and management of Price Risk are carried out through the use of several metrics developed internally by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, even those of the Trading book but in such case these are reported at an interest rate adjustment period of one day, thus not generating accrual interest rate risk). In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), Equity positions (Equity delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, reported and against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2019 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	872
Minimum	176
Average	562

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using to the Earnings-at-Risk or EaR metric.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2019 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months defeasance period MCh$

Maximum	54,372
Minimum	45,023
Average	47,743

The regulatory risk measurement for the Trading Book (C41 report) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF, which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve. The CMF does not set an individual limit for this particular risk, but a global one that includes this risk (also called Market Risk Equivalent or MRE) and the Credit Risk Weighted Assets.

The risk measurement for the Banking Book, according to normative guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term balance. The short-term risk limit should be expressed as a percentage of the Net Interest Margin or NIM plus the revenue collected from commissions that depend on the level of the interest rate; the long-term risk limit cannot exceed a specific percentage of the amount of effective equity.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2019 and 2018:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2019
Cash and due from banks	2,310,055	—	—	—	—	—	2,310,055
Transactions in the course of collection	483,857	—	—	—	—	—	483,857
Investments under resale agreements	45,056	—	—	—	—	—	45,056
Derivative under hedge-accounting treatment	774	36,304	28,302	257,909	348,950	1,069,919	1,742,158
Inter-banking loans	876,508	98,673	167,287	—	—	—	1,142,468
Customer loans	3,179,665	2,524,282	6,473,441	6,979,231	3,980,097	10,744,559	33,881,275
Available-for-sale instruments	26,180	241,326	805,844	115,805	25,219	142,005	1,356,379
Held-to-maturity instruments	—	—	—	—	—	—	—
Total Assets	6,922,095	2,900,585	7,474,874	7,352,945	4,354,266	11,956,483	40,961,248

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2018
Cash and due from banks	844,173	—	—	—	—	—	844,173
Transactions in the course of collection	442,840	—	—	—	—	—	442,840
Investments under resale agreements	3,161	—	—	—	—	—	3,161
Derivative under hedge-accounting treatment	20	140,631	253,266	176,330	229,092	717,331	1,516,670
Inter-banking loans	1,262,749	79,199	133,689	24,337	—	—	1,499,974
Customer loans	2,305,334	2,311,297	5,784,455	8,402,372	3,923,096	9,721,138	32,447,692
Available-for-sale instruments	48,469	153,479	408,390	146,136	58,093	230,003	1,044,570
Held-to-maturity instruments	—	—	—	—	—	—	—
Total Assets	4,906,746	2,684,606	6,579,800	8,749,175	4,210,281	10,668,472	37,799,080

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,382,462	—	—	—	—	—	11,382,462
Transactions in the course of payment	256,675	—	—	—	—	—	256,675
Obligations under repurchase agreements	9,068	—	—	—	—	—	9,068
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Derivative hedging instruments	156	33,740	23,300	251,136	317,886	1,117,967	1,744,185
Inter-banking loans	60,331	348,228	934,144	206,811	—	—	1,549,514
Debt instruments issued (*)	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Other liabilities	142,010	292	17,529	727	167	—	160,725
Total Liabilities	18,450,119	2,558,537	3,801,435	2,834,588	2,400,123	6,135,560	36,180,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and other demand deposits	9,622,073	—	—	—	—	—	9,622,073
Transactions in the course of payment	226,580	—	—	—	—	—	226,580
Obligations under repurchase agreements	6,963	—	—	—	—	—	6,963
Savings accounts and time deposits	5,273,096	1,981,221	3,152,103	373,398	619	71,330	10,851,767
Derivative hedging instruments	115	144,525	243,151	187,522	222,201	715,536	1,513,050
Inter-banking loans	97,661	268,795	946,950	183,206	—	—	1,496,612
Debt instruments issued (*)	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Other liabilities	92,896	730	4,857	18,406	366	35	117,290
Total Liabilities	15,421,091	2,662,936	5,071,785	2,173,298	2,122,715	5,090,443	32,542,268

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book and the Accrual Book separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and / or accounting value of the financial positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading and Accrual portfolios. Given that the Bank's portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented in a simple way: Trading portfolios impacts are estimated by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility of the last fifteen years in each of the market factors; Accrual portfolios impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed during the last fifteen years. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	103	47	163	108	-62	-9
Greater than 1 year	38	69	92	123	-73	-2

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank's Trading Book as of December 31, 2019, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(4,968)
Derivatives	(3,006)
Debt instruments	(1,962)
CLF Interest Rate		(8,694)
Derivatives	(2,600)
Debt instruments	(6,094)
Interest rate USD offshore		(1,963)
Domestic/offshore interest rate spread USD		(50)
Total Interest rates		(15,675)
Total FX		(16)
Total FX Options		224
Total		(15,467)

The modeled scenario would generate losses in the Trading Book for approximately MCh$15,500. In any case, such fluctuations would not result in material losses compared to Basic Capital (Tier-1) or to the P&L estimate for the next 12-months.

The impact on the Accrual Book for the next 12 months as of December 31, 2019, which does not necessarily mean a net loss / gain but a greater/lower net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(164,322)
Impact due to Spreads Shocks	(67)
Higher / (Lower) Net revenues	(164,389)

The main negative impact on the Trading Book would occur as a result of a drastic increase in local interest rates. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of sharp fall in inflation. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management:

The main objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2019, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2019, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the CMF.

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the CMF established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added and weighted according to their term at maturity; (b) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). The contingent credits out of balance are also considered by a "credit equivalent", for their weighting.

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2019 and 2018 are the following:

	Consolidated assets		Risk-weighted assets
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	2,392,166	880,081	38,250	13,084
Transactions in the course of collection	584,672	580,333	167,781	186,536
Financial Assets held-for-trading	1,872,355	1,745,366	462,177	134,412
Investments under resale agreements	142,329	97,289	142,329	97,289
Derivative instruments (*)	1,555,749	1,310,262	1,124,730	916,798
Loans and advances to banks	1,139,433	1,494,307	389,417	313,524
Loans to customers, net	29,334,052	27,307,223	25,668,329	24,102,808
Financial assets available-for-sale	1,357,846	1,043,440	323,160	356,568
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	50,758	44,561	50,758	44,561
Intangible assets	58,307	52,061	58,307	52,061
Property and equipment	220,262	215,872	220,262	215,872
Current tax assets	150,665	—	150,665	—
Leased assets	357	677	36	68
Deferred tax assets	320,948	277,922	32,095	27,792
Other assets	862,968	673,380	862,968	673,380
Subtotal	40,042,867	35,722,774	29,691,264	27,134,753

Off-balance-sheet assets
Contingent loans	4,365,922	4,266,821	2,616,074	2,559,197
Total	44,408,789	39,989,595	32,307,338	29,693,950

(*)According to Chapter 12-1 of the Compilation of Standards, financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2019 and 2018, are:

	As of December 31,
	2019	2018
	MCh$	MCh$

Basic capital (*)	3,528,222	3,304,152
Effective equity	4,569,090	4,129,999
Total consolidated assets	44,408,789	39,989,595
Total consolidated assets weighted by credit risk	32,307,338	29,693,950

(*)	The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position

	Ratio
	As of December 31,
	2019	2018
	%	%

Basic capital / consolidated assets	7.94	8.26
Effective equity / consolidated assets weighted by risk	14.14	13.91

During the year 2019, the CMF began the regulatory process for the implementation of the Basel III standards in Chile, in accordance with the established in Law No. 21,130 that modernizes the Banking Legislation. At the date of issuance of these Financial Statements, various regulatory proposals have been published, in order to receive comments for the identification of banks of systemic importance, methodologies for determining assets weighted by credit and operational risk, calculation of regulatory capital and additional basic capital requirements. The issuance period for all the regulations necessary to implement Basel III corresponds to December 1, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

42.	Subsequent Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, the distribution as a dividend that will be proposed will amount to 59.1% of the profits for the year ended December 31, 2019.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2019 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer